Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

GTY TECHNOLOGY HOLDINGS INC.,

GI GEORGIA MIDCO INC.

and

GI GEORGIA MERGER SUB INC.

Dated as of April 28, 2022

TABLE OF CONTENTS

Page

ARTICLE I The Merger		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Charter and By-laws of the Surviving Corporation	3
1.6	Officers and Directors of the Surviving Corporation	3

ARTICLE II Effect of the Merger on Capital Stock		3

2.1	Effect on Capital Stock	3
2.2	Exchange of Certificates	5
2.3	Treatment of Incentive Plan	7
2.4	Warrants	8
2.5	Shares of Canadian Exchangeco Subsidiaries	9
2.6	Adjustments to Prevent Dilution	9
2.7	Withholding	10

ARTICLE III Representations and Warranties		11

3.1	Representations and Warranties of the Company	11
3.2	Representations and Warranties of Parent and Merger Sub	37

ARTICLE IV Covenants		43

4.1	Interim Operations	43
4.2	Acquisition Proposals	46
4.3	Proxy Statement	50
4.4	Shareholders Meeting	51
4.5	Filings; Other Actions; Notification	52
4.6	Access and Reports	55
4.7	NASDAQ De-listing	55
4.8	Publicity	56
4.9	Employee Benefits	56
4.10	Expenses	58
4.11	Indemnification; Directors’ and Officers’ Insurance	58
4.12	Takeover Statutes	59
4.13	Control of Operations	60
4.14	Section 16 Matters	60
4.15	Financing Matters	60
4.16	Obligations of Merger Sub	63
4.17	Parent Vote	63
4.18	Cooperation with respect to the Assumption of Continuing Liabilities	63

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4.19	Transaction Litigation	64
4.20	Resignation of Directors	64
4.21	Tax Matters	64

ARTICLE V Conditions		64

5.1	Conditions to Each Party’s Obligation to Effect the Merger	64
5.2	Conditions to Obligations of Parent and Merger Sub	65
5.3	Conditions to Obligation of the Company	66
5.4	Frustration of Closing Conditions	67

ARTICLE VI Termination		67

6.1	Termination by Mutual Consent	67
6.2	Termination by Either Parent or the Company	67
6.3	Termination by the Company	68
6.4	Termination by Parent	68
6.5	Effect of Termination and Abandonment	69

ARTICLE VII Miscellaneous		71

7.1	Survival	71
7.2	Modification or Amendment	71
7.3	Waiver	72
7.4	Counterparts	72
7.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	72
7.6	Specific Performance	73
7.7	Notices	74
7.8	Entire Agreement	76
7.9	No Third-Party Beneficiaries	76
7.10	Obligations of Parent and of the Company	77
7.11	Definitions	77
7.12	Severability	77
7.13	Interpretation; Construction	77
7.14	Assignment	78
7.15	Non-Recourse	78
7.16	Debt Financing Matters	79

Annex A	Defined Terms	A-1

Exhibit A	Form of Articles of Organization of Surviving Corporation	A-1-1

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 28, 2022, among GTY Technology Holdings Inc., a Massachusetts corporation (the “Company”), GI Georgia Midco Inc., a Delaware corporation (“Parent”), and GI Georgia Merger Sub Inc., a Massachusetts corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as herein defined), the parties hereto intend that Merger Sub be merged with and into the Company with the Company being the surviving corporation on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its shareholders; (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger; (iii) directed that the Company submit the approval of this Agreement to a vote at a meeting of the shareholders of the Company; and (iv) resolved to recommend adoption of this Agreement and approval of the Merger by the shareholders of the Company in accordance with applicable Law and the articles of organization and by-laws of the Company (the “Company Recommendation”);

WHEREAS, the respective boards of directors of Parent and Merger Sub have each unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair, advisable and in the best interests of Parent and Merger Sub, respectively, and their respective shareholders; and (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Guarantee”) from GI Partners Fund VI LP, GI Partners Fund VI-A LP, and GI Partners Executive Fund VI LP (each, a “Guarantor” and collectively, the “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement as specified in the Guarantee;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain shareholders of the Company have entered into a Voting Agreement, dated as of the date hereof (each, a “Voting Agreement”) in favor of Parent pursuant to which such shareholders have agreed, upon the terms and subject to the conditions set forth therein, to vote their Shares (as herein defined) in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and against any other Acquisition Proposal (as herein defined); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with the Massachusetts Business Corporation Act (the “MBCA”), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Massachusetts, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in this Agreement and the MBCA.

1.2           Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Ropes & Gray LLP, Three Embarcadero Center, San Francisco, CA 94111-4006, or through the electronic exchange of the applicable documents, using PDFs or electronic signatures, at 9:00 a.m. (Eastern Time) on the fourth (4th) business day following the day on which the last of the conditions set forth in Article V is satisfied or, to the extent permitted by applicable Law, waived by the party entitled to waive such condition (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) in accordance with this Agreement (the date on which the Closing actually takes place, the “Closing Date”). For purposes of this Agreement, the term “business day” or “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in (a) the City of New York, (b) Boston, Massachusetts or (c) Toronto, Ontario, Canada.

1.3           Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub shall (i) cause articles of merger or other appropriate documents (in any such case, the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of the Commonwealth of Massachusetts (the “Massachusetts Secretary of State”) in accordance with the relevant provisions of the MBCA and (ii) shall make all other filings or recordings required under the MBCA. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Massachusetts Secretary of State, or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.4           Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Articles of Merger and the applicable provisions of the MBCA.

1.5           Charter and By-laws of the Surviving Corporation. At the Effective Time, (a) the articles of organization of the Company shall be amended and restated in its entirety in the form of Exhibit A hereto, and such amended and restated articles of organization shall be the articles of organization of the Surviving Corporation (the “Charter”), and (b) the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation (the “By-laws”), in each case, (i) except that the name of the Surviving Corporation shall be the name of the Company and (ii) until thereafter amended as provided therein or by applicable Laws (as herein defined).

1.6           Officers and Directors of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws. Subject to applicable Law, the directors of Merger Sub shall be the directors of the Surviving Corporation from and after the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1           Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company:

(a)           Merger Consideration. Each share of the common stock, par value $0.0001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $6.30 per Share in cash (the “Per Share Merger Consideration”), subject to applicable withholding and without any interest thereon. At the Effective Time, each Share converted into the right to receive the Per Share Merger Consideration without interest thereon shall automatically be cancelled and cease to exist without any action on the part of the holder thereof and the holders of such Shares (other than Excluded Shares and Dissenting Shares) immediately prior to the Effective Time not represented by certificates (“Book-Entry Shares”) and the holders of certificates that, immediately prior to the Effective Time, represent Shares (other than Excluded Shares and Dissenting Shares) (the “Certificates”) shall cease to have any rights with respect to such Shares other than the right to receive, in accordance with Section 2.2(a), the Per Share Merger Consideration, subject to applicable withholding and without any interest thereon, for each such Share held by them. The Per Share Merger Consideration paid in accordance with Section 2.2 shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Shares exchanged theretofore and represented by such Certificates or Book-Entry Shares.

(b)           Cancellation of Excluded Shares. All Shares that are owned, as of immediately prior to the Effective Time, by the Company as treasury stock and any Shares owned by Parent or Merger Sub immediately prior to the Effective Time (each, an “Excluded Share” and collectively, “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c)           Merger Sub. At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of shares of common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Shares”) such that the number of Surviving Corporation Shares that are issued and outstanding immediately after the Effective Time is equal to the number of Shares converted into the Per Share Merger Consideration pursuant to this Agreement. The number of Surviving Corporation Shares so converted shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation.

(d)           Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the MBCA (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has demanded and perfected such holder’s right to appraisal of such Shares in accordance with Part 13 of the MBCA (the “Dissenting Shares”), if such Part 13 of the MBCA is determined to be applicable, will not be converted into the right to receive the Per Share Merger Consideration, but such holder will be entitled to such rights as afforded under the MBCA with respect to such Dissenting Shares unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA with respect to such Dissenting Shares or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Part 13 of the MBCA with respect to such Dissenting Shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Part 13 of the MBCA and as provided in the previous sentence. The Company will give Parent (i) reasonably prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands, and any other instruments received by the Company pursuant to Part 13 of the MBCA and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. Parent shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Part 13 of the MBCA, or agree to do any of the foregoing. The Surviving Corporation shall be entitled to retain any of the Per Share Merger Consideration not paid on account of the Dissenting Shares pending resolution of the claims of such holders, and the remaining holders of Shares shall not be entitled to any portion thereof. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such appraisal right with respect to such Dissenting Shares, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, the Surviving Corporation shall remain liable for payment of the Per Share Merger Consideration for such Shares, and the Surviving Corporation shall promptly provide cash to the Paying Agent (as herein defined) for the benefit of the holders of Shares at the Effective Time in an amount equal to the Per Share Merger Consideration multiplied by the number of such Dissenting Shares, and such Dissenting Shares shall no longer be deemed Dissenting Shares under this Agreement.

2.2           Exchange of Certificates.

(a)           Paying Agent. Prior to the Effective Time, Parent shall designate a national bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration payable to the holders of Shares (other than Excluded Shares and Dissenting Shares). On the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent (pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company), in trust for the benefit of the holders of Shares (other than Excluded Shares and Dissenting Shares) at the Effective Time, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent, provided that such investments shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion or a combination of the foregoing. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to the Surviving Corporation. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any of the holders of Shares at the Effective Time to receive the payments as provided herein. To the extent that there are losses with respect to any such investments or the Exchange Fund diminishes for any reason below the level required to make prompt cash payment under Section 2.1(a), Parent shall, or shall cause the Surviving Corporation to, as promptly as reasonably practicable replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times until the first anniversary of the Closing maintained at a level sufficient to make such payments under Section 2.1(a).

(b)           Exchange Procedures.

(i)           Promptly after the Effective Time (and in any event within three (3) business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record, as of immediately prior to the Effective Time, of Certificate(s) (other than holders of Excluded Shares and Dissenting Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificate(s) shall pass, only upon delivery of the Certificate(s) (or affidavits of loss in lieu thereof as provided in Section 2.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificate(s) (or affidavits of loss in lieu thereof as provided in Section 2.2(e)) in exchange for the Per Share Merger Consideration.

(ii)            Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) to the Paying Agent in accordance with the terms of such duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor, subject to any applicable withholding, a cash amount in immediately available funds equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) multiplied by (y) the Per Share Merger Consideration, and such Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of any Per Share Merger Consideration to be exchanged upon due surrender of the Certificate may be made to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iii)           Any holder of non-certificated Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Merger Consideration. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares (other than holders of Excluded Shares and Dissenting Shares) shall automatically upon the Effective Time be entitled to receive, and, upon receipt by the Paying Agent of such documentation, if any, as the Paying Agent may reasonably request, Parent shall, or shall cause the Surviving Corporation to, cause the Paying Agent to pay and deliver, as soon as reasonably practicable after the Effective Time, subject to any applicable withholding, the applicable Per Share Merger Consideration in respect of each Share formerly represented by such Book-Entry Shares and the Book-Entry Shares so exchanged shall forthwith be cancelled. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable in respect of Book-Entry Shares.

(c)           Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II, subject to any applicable withholding.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares and Dissenting Shares) as of the Effective Time who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(e)), without any interest thereon. Any Per Share Merger Consideration remaining unclaimed by holders of Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign federal, state, provincial, local, municipal, or other governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity or any arbitrator.

(e)           Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay such Person the amount equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

2.3           Treatment of Incentive Plan.

(a)           Stock Options. Immediately prior to Closing, each outstanding share stock option (a “Stock Option”) granted pursuant to the Company’s Amended and Restated 2019 Omnibus Incentive Plan (as amended, the “Incentive Plan”) or otherwise, whether vested or unvested, shall become fully vested, and shall be surrendered by the holder thereof to the Company in consideration for an amount in cash from the Company equal to (x) the total number of Shares subject to such Stock Option held by any such holder as of immediately prior to the Closing multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Stock Option, without interest and less applicable Taxes required to be withheld with respect to such payment (such product, the “Option Consideration”). For the avoidance of doubt, in the event that the exercise price per Share under any Stock Option is equal to or greater than the Per Share Merger Consideration, such Stock Option shall be automatically cancelled as of the Effective Time without payment therefore and shall have no further force or effect.

(b)           Restricted Stock Units. At the Effective Time, (A) each outstanding restricted stock unit under the Incentive Plan (each, a “Restricted Stock Unit”) which (i) is vested as of immediately prior to the Effective Time, (ii) vests as a result of the occurrence of the Effective Time, (iii) would become vested based on the lapse of time-based vesting conditions within twelve (12) months following the Effective Time or (iv) is subject to performance-based vesting conditions, in each case under the terms of the Incentive Plan and award agreement governing such Restricted Stock Unit and (B) fifty percent (50%) of the Restricted Stock Units not described in the foregoing clauses (i), (ii), (iii) or (iv) (each, as described in the foregoing clauses (A) and (B), a “Vested RSU”) shall be cancelled and converted into the right to receive (automatically by virtue of the Merger and without any action on the part of the holder thereof or the parties hereto), and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash equal to (x) the total number of Shares subject to such Vested RSU held by any such holder immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration, without interest and less applicable Taxes required to be withheld with respect to such payment (such product set forth in the foregoing clauses (x) and (y), as to any Restricted Stock Unit, the “RSU Consideration”). Each Restricted Stock Unit that is not a Vested RSU (each, an “Unvested RSU”) shall be cancelled and converted into the right to receive (automatically by virtue of the Merger and without any action on the part of the holder thereof or the parties hereto), and shall only entitle the holder thereof to receive, a conditional right to receive an amount in cash equal to the RSU Consideration in respect of such Unvested RSU (each, a “Cash Replacement Award”). Each Cash Replacement Award will be subject to the same terms and conditions (including vesting terms) that apply to the Unvested RSU that it has replaced, other than terms that are no longer applicable by virtue of the Merger and conversion from a right to receive equity to a right to receive cash, as determined by Parent in its reasonable judgment. Any RSU Consideration will become payable with respect to a portion of a Cash Replacement Award only to the extent that such portion becomes vested by its terms, and in such event will be paid to the holder thereof by the Company or its applicable Subsidiary (as herein defined) on its next regular payday that is at least three (3) business days after the applicable vesting date. For the avoidance of doubt, in the event that a Cash Replacement Award, or portion thereof, does not vest and is therefore forfeited by its terms, then no RSU Consideration will be owed with respect to such Cash Replacement Award or portion thereof.

(c)           Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt resolutions to implement the provisions of Section 2.3(a) and (b) and take all other actions reasonably necessary to provide that, as of the Effective Time, (i) no Restricted Stock Units or Stock Options are outstanding, (ii) the Incentive Plans are terminated and (iii) no Person shall have any rights, and the Company and its Subsidiaries shall have no obligations, with respect to any Restricted Stock Units or Stock Options, or under the Incentive Plan, except as expressly set forth in this Section 2.3.

2.4           Warrants. At the Effective Time in accordance with that certain Warrant Agreement dated October 26, 2016 (as amended on September 20, 2021) (the “Warrant Agreement”), each warrant to purchase Shares (a “Warrant”) that is unexercised and outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, cease to represent a warrant to purchase Shares and instead represent a right by the holder thereof upon any subsequent exercise, to receive only the Per Share Merger Consideration in respect of each Share for which such Warrant was exercisable immediately prior to the Closing; provided, that a holder of any Warrant that exercises such Warrant from the date of the Closing through the date that is thirty (30) days following the announcement of the Closing shall instead receive the consideration provided for in the last proviso of the first sentence of Section 4.4 of the Warrant Agreement.

2.5           Shares of Canadian Exchangeco Subsidiaries.

(a)           Prior to the Effective Time, (i) the Company shall cause 1176363 B.C. (“Exchangeco 1”) to issue a redemption notice in respect of each issued and outstanding Class A exchangeable share of Exchangeco 1 (each, an “Exchangeco 1 Share”) in accordance with the procedures set forth in Exchangeco 1’s Articles, (ii) the Company shall cause 1176370 B.C. Unlimited Liability Company (“CallCo”) to exercise its redemption call rights in respect of such Exchangeco 1 Shares in accordance with the procedures set forth in Exchangeco 1’s Articles and, by virtue of such redemption, each Exchangeco 1 Share shall be transferred to CallCo in exchange for one Share and as a result by virtue of the Merger, the right to receive (upon consummation of the Merger) the Per Share Merger Consideration, without any interest thereon, (iii) each Exchangeco 1 Share so redeemed for which the holder thereof receives a Share shall be cancelled by virtue of a share exchange agreement to be entered into between Exchangeco 1 and CallCo prior to the Effective Time and (iv) the holders of Exchangeco 1 Shares prior to the Effective Time not represented by certificates (“Exchangeco 1 Book-Entry Shares”) and the holders of certificates that, prior to the Effective Time, represent the Exchangeco 1 Shares (the “Exchangeco 1 Certificates”) shall cease to have any rights with respect to such Exchangeco 1 Shares other than the right to receive, upon surrender of such Exchangeco 1 Book-Entry Shares or Exchangeco 1 Certificates in accordance with this Section 2.5(a) and receipt of Shares in exchange therefor, the Per Share Merger Consideration, without any interest thereon, for each such Share held by them.

(b)           Prior to the Effective Time, (i) the Company shall cause 1176368 B.C. (“Exchangeco 2”) to issue a redemption notice in respect of each issued and outstanding Class A exchangeable shares of Exchangeco 2 (each, an “Exchangeco 2 Share”) in accordance with the procedures set forth in Exchangeco 2’s Articles, (ii) the Company shall cause CallCo to exercise its redemption call rights in respect of such Exchangeco 2 Shares in accordance with the procedures set forth in Exchangeco 2’s Articles and, by virtue of such redemption, each Exchangeco 2 Share shall be transferred to CallCo in exchange for one Share and as a result by virtue of the Merger the right to receive (upon consummation of the Merger) the Per Share Merger Consideration, without any interest thereon and (iii) each Exchangeco 2 Share so redeemed for which the holder thereof receives a Share shall be cancelled by virtue of a share exchange agreement to be entered into between Exchangeco 2 and CallCo prior to the Effective Time and (iv) the holders of Exchangeco 2 Shares prior to the Effective Time not represented by certificates (“Exchangeco 2 Book-Entry Shares”) and the holders of certificates that, prior to the Effective Time, represent the Exchangeco 2 Shares (the “Exchangeco 2 Certificates”) shall cease to have any rights with respect to such Exchangeco 2 Shares other than the right to receive, upon surrender of such Exchangeco 2 Book-Entry Shares or Exchangeco 2 Certificates in accordance with this Section 2.5(b) and receipt of Shares in exchange therefor, the Per Share Merger Consideration, without any interest thereon, for each such Exchangeco 2 Share held by them.

2.6           Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted; provided that nothing in this Section 2.6 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

2.7           Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Corporation, or any Subsidiary of Parent, the Company or the Surviving Corporation will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Laws relating to Taxes. Notwithstanding anything to the contrary in this Agreement, any compensatory amounts payable pursuant to or as contemplated by this Agreement will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that such amounts are so deducted or withheld and are to be timely paid over to the appropriate Governmental Entity, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The parties will cooperate in good faith to obtain any available exemption or reduction of such withholding.

ARTICLE III

Representations and Warranties

3.1           Representations and Warranties of the Company. Except (x) as set forth in the Company Reports (as herein defined) filed with the Securities and Exchange Commission (“SEC”) since January 1, 2021 and not less than one (1) Business Days prior to the date of this Agreement (excluding disclosures set forth in the Company Reports under the captions “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements,” or similar captions, to the extent they are cautionary, predictive or forward-looking in nature) (it being understood that clause (x) shall not be applicable to the representations and warranties set forth in Section 3.1(b)) or (y) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to the extent the relevance of such item is reasonably apparent on the face of the disclosure), the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing, that:

(a)           Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not reasonably likely to have a Company Material Adverse Change. The Company has made available to Parent true, correct and complete copies of the Company’s and its Subsidiaries’ articles of organizations and by-laws or comparable governing documents, each as amended to and in effect on the date hereof. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, and (ii) “Company Material Adverse Change” means any adverse fact, event, change, effect, development, or occurrence (each, a “Change”) that, when considered individually or in the aggregate with all other Changes, is or would be reasonably likely to be materially adverse to (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, this Agreement or (y) the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, provided that no Change resulting from the following shall constitute or be taken into account in determining whether there has been a Company Material Adverse Change under clause (y):

(A)           Changes in legal, tax, economic, political and/or regulatory conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any Changes generally affecting the securities, credit or financial markets or (2) any Changes in interest or exchange rates or credit ratings;

(B)            Changes in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such Changes resulting from general economic conditions);

(C)            the announcement or pendency of this Agreement and the transactions contemplated hereby (including the Merger and the announcement of any pending litigation or regulatory matters), including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries (contractual or otherwise) with its customers, partners, employees, agents, contractors, financing sources, Governmental Entities, suppliers, licensors, licensees, shareholders, joint venture partners or similar relationships arising from such announcement or pendency and the transactions contemplated thereby (including the Merger), including as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company (it being understood and agreed that this clause (C) shall not apply with respect to any representation or warranty solely to the extent that it is intended to address the consequences of the entry into, public announcement, pendency, consummation or performance of, this Agreement);

(D)            Changes arising out of geopolitical conditions, acts of terrorism or sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Entity), civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, mudslides, wild fires, floods or other natural disasters) or force majeure events, including any material worsening of such conditions threatened or existing on the date of this Agreement;

(E)            Changes arising due to COVID-19 or any Law, directive, pronouncement or guideline issued by a Governmental Entity that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), or any change in such Law, directive, pronouncement or guideline or interpretation thereof, in each case, to the extent that they have the force of law or are binding on or affecting the Person to which they purport to apply, following the date of this Agreement or the Company or its Subsidiaries’ compliance therewith;

(F)            any adoption, implementation, promulgation, repeal, modification, amendment, or change in applicable Laws, in each case, after the date hereof;

(G)            Changes or proposed Changes in U.S. generally accepted accounting principles (“GAAP”) or other accounting standards, or the interpretations thereof, in each case, after the date hereof;

(H)           any action or omission (1) required pursuant to the terms of this Agreement, or (2) pursuant to the written request of Parent;

(I)             any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues, earnings or other financial performance or results of operations for any period, provided that the exception in this clause shall not prevent or otherwise affect a determination that any Change underlying such failure has resulted in, or contributed to, a Company Material Adverse Change;

(J)             Changes in the price or trading volume of the Company’s common stock, provided that the exception in this clause shall not prevent or otherwise affect a determination that any Change underlying such decline has resulted in, or contributed to, a Company Material Adverse Change; or

(K)            the availability or cost of equity, debt or other financing to Parent or Merger Sub, provided that the exception in this clause shall not prevent or otherwise affect a determination that any Change underlying such availability or cost has resulted in, or contributed to, a Company Material Adverse Change.

Except, in the case of clauses (A), (B), (D), (E), (F) or (G) to the extent that such Change has a disproportionately adverse effect on the Company and its Subsidiaries as compared to the adverse effect on other companies in the Company’s industry, in which case, solely to the extent of such disproportionately adverse effect, such Change may constitute or be taken into account in determining whether there has been a Company Material Adverse Change.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. As used in this Agreement, “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or associated epidemics, pandemics or disease outbreaks. As used in this Agreement, “COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law or Governmental Order or binding guidelines promulgated by any Governmental Entity, in each case, to the extent that they have the force of law or are binding on or affecting the Person to which they purport to apply, in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. No. 116-127), Consolidated Appropriations Act, 2021 (Pub. L. 116-260), the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, Internal Revenue Service (“IRS”) Notice 2020-65 and IRS Notice 2021-11. As used in this Agreement, “Governmental Order” means any order, judgment, injunction, ruling, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 400,000,000 Shares, of which 59,408,122 Shares were outstanding as of the close of business on April 27, 2022, and 25,000,000 shares of preferred stock, with a par value of $0.0001, none of which were outstanding as of the date hereof. As of April 27, 2022, the Company had 27,093,316 Warrants outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of April 27, 2022, other than 3,963,278 Shares reserved for issuance under the Incentive Plan, including pursuant to awards outstanding and 5,281,603 Shares reserved for issuances upon the redemption of the Exchangeco 1 Share and the Exchangeco 2 Shares and 2,000,000 shares reserved for issuance pursuant to an At Market Issuance Sales Agreement, dated February 4, 2022, by and among the Company, B. Riley Securities, Inc. and Needham & Company, LLC, the Company has no Shares reserved for issuance. Since April 27, 2022, and other than the redemption of Exchangeco 1 Shares and Exchangeco 2 Shares and issuance of Shares in exchange therefor solely to the extent provided in Section 2.5 and other than as expressly permitted by Section 4.1(b)(iv), the Company has not granted any awards under the Incentive Plan or issued any shares of its capital stock or reserved for issuance any shares of its capital stock. None of the Company’s Subsidiaries owns any Shares.

(ii)           Section 3.1(b)(ii) of the Company Disclosure Letter contains a true, correct and complete list of Stock Options and Restricted Stock Units outstanding under the Incentive Plan, including the date of grant, vesting criteria, exercise price (if applicable) and number of Shares subject to such award. Each of the outstanding shares of capital stock or other equity securities of each of the Company and each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, in the case of the Company’s Subsidiaries, owned by the Company or by one or more wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, claim, defect, adverse ownership interest, license or other encumbrance (each, a “Lien”) and any restrictions on transfer set forth in the Articles of Exchangeco 1 and Exchangeco 2.

(iii)           Except as set forth above in Section 3.1(b)(i) or (ii), there are no outstanding or reserved for issuance shares of capital stock or voting securities of the Company or preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Incentive Plan or the applicable award agreement for awards issued outside of the Incentive Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(iv)           Section 3.1(b)(iv) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Subsidiaries of the Company and the ownership interest of the Company or its applicable Subsidiary in each such Subsidiary, as well as the ownership interest of any other Person in each such Subsidiary and the jurisdiction of organization of each such Subsidiary.

(v)           The amount outstanding under the Company’s Existing Credit Agreement (as in effect on the date hereof) on the date hereof, is set forth in Section 3.1(b)(v) of the Company Disclosure Letter.

(vi)           Neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any voting securities of, or other equity interests in, any Person other than the Subsidiaries of the Company listed in Section 3.1(b)(vi) of the Company Disclosure Letter.

(vii)         As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(viii)        There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, or restricting the transfer or sale of, the capital stock or other equity interests of the Company or any of its Subsidiaries.

(c)           Corporate Authority; Approval and Fairness.

(i)             Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(i) are true and correct in all material respects, the Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of 66 2/3% of the voting power of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger (subject to the filing of the Articles of Merger with the Massachusetts Secretary of State pursuant to the MBCA). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”). The Company Requisite Vote is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

(ii)            The Company Board has, at a meeting duly called and held, unanimously (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its shareholders; (B) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger; (C) directed that the Company submit the approval of this Agreement to a vote at a meeting of the shareholders of the Company; and (D) made the Company Recommendation, which resolutions have not been subsequently rescinded, modified or withdrawn as of the date hereof.

(iii)           The Company Board has received the opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and other matters considered in connection with the preparation thereof, the Per Share Merger Consideration to be received by holders of Shares in the Merger is fair, from a financial point of view, to such holders. A signed and complete copy of Credit Suisse’s written opinion will be made available to Parent solely for informational purposes promptly following receipt thereof by the Company and execution of this Agreement. It is agreed and understood that Credit Suisse’s opinion is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub or any of their affiliates.

(d)           Governmental Filings; No Violations; Certain Contracts.

(i)             Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(c)(i) are true and correct in all material respects, other than the filing of the Articles of Merger with the Massachusetts Secretary of State, and filings and/or notices (A) under, to the extent applicable, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust laws and any other antitrust, competition or similar Laws of any foreign jurisdiction (together with the HSR Act, the “Antitrust Laws”), specified on Section 3.1(d)(i) of the Company Disclosure Letter, (B) under the Exchange Act and (C) under the rules of NASDAQ Global Select Market (“NASDAQ”) (collectively, clauses (A) through (C), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, (x) individually or in the aggregate, be reasonably likely to have a Company Material Adverse Change or (y) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)           Assuming compliance with the matters referenced in Section 3.1(d)(i), receipt of the Company Approvals and the receipt of the Company Requisite Vote, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not constitute or result in (A) a breach or violation of, or a default under, the articles of organization or by-laws of the Company or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries, or (C) a violation of any Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(e)           Company Reports; Financial Statements.

(i)            The Company has timely filed with or furnished to the SEC, as applicable, (A) its annual report on Form 10-K for the fiscal year ended December 31, 2021, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2021, (C) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the shareholders of the Company held since December 31, 2021, and (D) all other forms, reports, schedules, statements and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (including all exhibits and other information incorporated therein, amendments and supplements thereto), since December 31, 2018 (clauses (A) through (D) collectively, the “Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. To the Knowledge of the Company, the Company has made available to Parent all comment letters and all material correspondence between the SEC and the Company with respect to the Company Reports since December 31, 2018. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC with respect to any of the Company Reports. As of the date hereof, to the Knowledge of the Company, none of the Company Reports is the subject of active, ongoing SEC review.

(ii)            Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the requirements of the SEC, except as may be noted therein and, in the case of unaudited quarterly statements, as permitted by Form 10-Q.

(iii)           The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2021. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are effective to ensure that (i) material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.

(iv)          Since December 31, 2019, none of the Company, the Company Board nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, based on its evaluation of internal control over financial reporting, has identified (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and/or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For the purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings ascribed to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement.

(f)            Absence of Certain Changes. Except in order to comply with COVID-19 Measures or as contemplated by this Agreement, since February 18, 2022 through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of businesses, (ii) there has not been any Change that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Change, or (iii) there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

(g)            Litigation and Liabilities.

(i)             There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change.

(ii)             Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet for the fiscal year ended December 31, 2021, (B) incurred in the ordinary course of business since December 31, 2021, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change.

The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 3.1(g)(ii) of the Company Disclosure Letter after reasonable internal inquiry.

(h)            Employee Benefits.

(i)             All material Company Benefits Plans (excluding, for scheduling purposes only, offer letters and employment agreements (in each case that are at will, to the extent that Canadian Law does not apply to such offer letters and employment agreements) that do not provide for severance and do not vary in any material respect from the model versions of such agreements, as made available to Parent by the Company) are listed on Section 3.1(h)(i) of the Company Disclosure Letter. “Company Benefit Plans” means all benefit and compensation plans, policies, programs, agreements or arrangements (A) that are sponsored, maintained, entered into or contributed by, or required to be contributed by, the Company or any of its Subsidiaries or (B) covering current or former employees, directors, officers and independent contractors of the Company and its Subsidiaries under which the Company or any of its Subsidiaries has or could reasonably be expected to have any continuing financial obligation or other liability, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such plan is subject to ERISA, and employment, independent contractor, deferred compensation, profit sharing, severance, stock option, stock purchase, stock appreciation rights, restricted stock units, phantom stock or other stock or equity based, commission, incentive, bonus, retirement, defined benefit, pension, vacation (other than as required by applicable employment standards Laws), severance (other than as required by applicable employment standards Laws), termination (other than as required by applicable employment standard Laws), disability, death benefit, medical or hospitalization, dental, fringe-benefit, loan or other compensation or benefit plans, policies, programs, agreements or arrangements, but excluding all statutory plans, including the Canada Pension Plan, Québec Pension Plan and plans administered under applicable health insurance, workers’ compensation, workplace health and safety, and employment insurance legislation.

(ii)             True, correct and complete copies of the following information with respect to all material Company Benefit Plans listed on Section 3.1(h)(i) of the Company Disclosure Letter have been made available to Parent, as applicable: (A) the plan document (or, if such Company Benefit Plan is unwritten, a written description thereof), (B) the most recent annual Form 5500 and all schedules thereto, and the most recent annual report filed with any pension regulation or supervision authority in Canada, including the Canada Revenue Agency, (C) trust, group annuity contract or other funding arrangements, (D) a current IRS opinion, advisory or favorable determination letter, and most recent registration letters for any pension plans sponsored or administered by the Company in Canada, (E) the most recent summary plan description, if any (including the most recent legally required summaries distributed to participants of Company Benefit Plans operated in Canada), together with any summaries of material modifications required under ERISA, (F) any non-discrimination testing results for the three (3) most recent plan years and a description of any corrective actions, (G) any non-routine correspondence from any Governmental Entity received in the last three (3) years; and (H) all filed Forms 1094-C and a sampling of Forms 1095-C for the three (3) most recent calendar years.

(iii)            Except for matters that, individually or in the aggregate, have not and would not reasonably be expected to result in material liability to the Company and its Subsidiaries, (A) all Company Benefit Plans are in compliance with ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws and the terms of such Company Benefit Plans, and all payments or contributions required to have been made with respect to such Company Benefit Plans have either been made or have been accrued in accordance with the terms of such Company Benefit Plans and applicable Law, (B) each Company Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code and any related trust intended to be exempt under Section 501(a) of the Code and has received a favorable determination letter from the IRS, applied for such a letter, or is the adopter of a volume submitter or master and prototype plan as to which the adopter is entitled to rely on the advisory or opinion letter issued by the IRS with respect to the qualified status of such plan under Section 401 of the Code to the extent provided in Revenue Procedure 2017-41, and to the Knowledge of the Company, there are not any circumstances likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code or the loss of tax exemption of such related trust under Section 501(a) of the Code and (C) neither the Company nor any of its Subsidiaries has engaged in a transaction that has subjected or, to the Knowledge of the Company, could reasonably be expected to subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iv)            Neither the Company nor any of its Subsidiaries, nor any entity that would be considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code, sponsors, maintains, contributes to, or is required to contribute to, or, within the past six (6) years has sponsored, maintained, contributed to or been required to contribute to, or has within the past six (6) years or, to the Knowledge of the Company, could reasonably be expected to incur any liability, either under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, or otherwise, and no Company Benefit Plan is or was, (A) a “defined benefit plan” as defined in and subject to Section 3(35) of ERISA or a plan subject to Title IV of ERISA or Section 412 of the Code, (B) a “multiple employer plan” as described in and subject to Section 413(c) of the Code; (C) a “multiple employer welfare arrangement” within the meaning of and subject to Section 3(40) of ERISA; or (D) a “multiemployer plan” as defined in and subject to Section 3(37) of ERISA. No Company Benefit Plan that is subject to the Laws of the United States (a “U.S. Plan”) or a Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (a “Non-U.S. Plan”) and that is sponsored or administered by the Company or any of its Subsidiaries provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than at the sole expense of the participant as required by Section 4980B of the Code or other similar Law or, with respect to Non-U.S. Plans, as required by applicable employment standards Laws. No Non-U.S. Plan that is maintained, administered, sponsored or contributed to in Canada is: (A) a pension plan that contains a “defined benefit provision,” as defined in and subject to subsection 147.1(1) of the Income Tax Act (Canada) (“ITA”); (B) a “retirement compensation arrangement,” as defined in and subject to subsection 248(1) of the ITA; (C) an “individual pension plan,” as defined in and subject to Regulation 8300 of the ITA; or (D) a “multi-employer plan” as defined in and subject to Regulation 8500 of the ITA.

(v)            Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event), other than notice or pay in lieu of notice as required by applicable Canadian Law in the event of a termination of employment, (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any compensation or benefits, any increase in compensation or benefits, or any acceleration in the payment or vesting of any compensation or benefits payable by the Company or any of its Subsidiaries, (ii) result in the forgiveness of indebtedness of any current or former employee, officer, director or independent contractor by the Company or any of its Subsidiaries, (iii) limit or restrict the right, if any, of the Company or any of its Subsidiaries to modify, amend or terminate any Company Benefit Plan, or (iv) result in any payment or benefit payable by the Company or any of its Subsidiaries that, individually or collectively, would not be deductible by reason of Section 280G of the Code or would be subject to any excise Tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to any Tax, including under Sections 409A or 4999 of the Code.

(vi)            There is no material pending or, to the Knowledge of the Company, threatened litigation, claim, or other proceeding relating to the Company Benefit Plans, other than routine claims for benefits. No U.S. Plan or Non-U.S. Plan that is sponsored or administered by the Company or any of its Subsidiaries is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(vii)            Except for matters that, individually or in the aggregate, have not and would not reasonably be expected to result in material liability, each Company Benefit Plan that is a “group health plan” for purposes and subject to of the Patient Protection and Affordable Care Act, the Health Care and Education Reconciliation Act and all regulations and guidance issued thereunder (the “ACA”) has been maintained and administered in compliance with the ACA. Neither the Company nor any of its Subsidiaries has, or, to the Knowledge of the Company, would reasonably be expected to have, any material liabilities for Taxes under Sections 4975 through 4980 of the Code or Sections 4980B through 4980H of the Code, including Sections 4980H(a) and 4980H(b).

(viii)            Each Stock Option (A) was issued with an exercise price that is at least equal to the fair market value of a Share as of the grant date and (B) was issued with respect to a Share that constitutes common stock for purposes of Section 409A of the Code. Each Stock Option and Restricted Stock Unit, and each other award issued under the Incentive Plan (whether or not outstanding as of the Effective Time), has at all relevant times been exempt from or complied with Section 409A of the Code, and complied with all other applicable Laws.

(i)             Compliance with Laws; Licenses.

(i)             The businesses of each of the Company and its Subsidiaries have not been, since February 19, 2019 (the “Applicable Date”), and are not being, conducted in violation of any applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change.

(ii)             The businesses of each of the Company and its Subsidiaries have not been over the last five (5) years, and are not being, conducted in violation of any law, statute, code, or order relating to international trade, including, but not limited to: (i) all import laws and regulations, including but not limited to those administered by U.S. Customs and Border Protection, (ii) export control regulations, including but not limited to laws and regulations issued by the U.S. Department of State pursuant to the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) or the U.S. Department of Commerce pursuant to the Export Administration Regulations (15 C.F.R. 730 et seq.); (iii) sanctions laws and regulations as administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.; “OFAC”); (iv) U.S. anti-boycott laws and requirements (Section 999 of the U.S. Internal Revenue Code of 1986, as amended, or related provisions, or under the Export Administration Act, as amended, 50 U.S.C. App. Section 2407 et. seq.); (v) anti-bribery and anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Travel Act, 18 U.S.C. § 1952, and the U.K. Bribery Act of 2010; (vi) any other similar law, directive, or regulation (including those of the European Union or any of its Member States) related to similar subject matter; or (vii) applicable anti-money laundering laws, regulations, rules and guidelines in United States and in the jurisdiction of incorporation (collectively, “International Trade Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change.

(iii)            Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Change. To the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation or review.

(iv)            The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Change.

(v)             None of the Company or its Subsidiaries, nor any of their respective officers, directors or employees, nor to the Company’s knowledge, any agent or other third party representative acting on behalf of any of the Company or its Subsidiaries, is currently, or has in the last five (5) years: (i) been a “Sanctioned Person”, which means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including, without limitation, OFAC or the United States Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, (b) any Person organized or resident in a Sanctioned Country, (c) any Person owned or controlled by any Person or Persons described in the preceding clauses (a) or (b); (ii) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any “Sanctioned Country”, which means, at any time, a country, region or territory which is the subject or target of comprehensive Sanctions; (iii) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Entity or any other Person in violation of International Trade Laws; or (iv) has otherwise violated any applicable International Trade Laws. “Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States government (including, without limitation, those administered by OFAC or the United States Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or any European Union member state in which the Company or any Subsidiary conducts business or holds any assets or any other relevant sanctions authority.

(j)            Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(i) are true and correct, no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including Chapters 110C, 110D and 110F of the Massachusetts General Laws (each, a “Takeover Statute”), or any anti-takeover provision in the Company’s articles of organization or by-laws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger. The Company is not party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(k)            Environmental Matters.

(i)            Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change: (A) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (B)  the Company and its Subsidiaries possess all Licenses required under applicable Environmental Laws for the operation of their respective businesses as presently conducted; (C) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral, claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the past two years; (D) there are no decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law and (E) neither the Company nor any of its Subsidiaries has assumed or provided indemnity against any liability of any other Person relating to any Environmental Law. No Hazardous Substances are, to the Knowledge of the Company, present at any Leased Real Property (as herein defined).

As used herein, the term “Environmental Law” means any applicable law, regulation, code of any Governmental Entity (A) relating to natural resources or concerning the protection of the environment, (including air, water, soil and natural resources) or (B) the release, disposal, handling or storage of, or exposure to, any Hazardous Substances (including any Law relating to the protection of human health or safety to the extent relating to exposure to Hazardous Substances), in each case as presently in effect.

As used herein, the term “Hazardous Substance” means any substance presently listed or defined as hazardous, toxic or radioactive under any applicable Environmental Law including asbestos, asbestos-containing materials, polychlorinated biphenyls and petroleum and any derivative or by-products thereof.

(l)            Taxes.

(i)              The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed or caused to be timely filed (in each case taking into account any extension of time within which to file) all material Tax Returns required to be filed on or before the Closing by any of them and all such filed Tax Returns are true, correct and complete in all material respects, (B) have timely paid all material Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by the Company or any of its Subsidiaries, (C) have withheld all material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party and have timely paid or remitted such Taxes to the appropriate Tax Authority as required by applicable Law, and (D) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.

(ii)            As of the date hereof, there are not any ongoing, pending or, threatened in writing, audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters of the Company. No Tax Authority has asserted in writing any deficiency, claim or proposed adjustment with respect to material Taxes of the Company or any of its Subsidiaries, which deficiency, claim or proposed adjustment has not been satisfied by payment, settled or withdrawn.

(iii)            No claim has been made in writing during the past five (5) years by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be required to file Tax Returns in, or subject to Tax by, that jurisdiction, which claim has not been resolved in full. Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in, or is tax resident in, in a country other than the country in which it is organized.

(iv)            There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Tax Liens. “Permitted Tax Liens” are liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records in accordance with GAAP.

(v)            Neither the Company nor any of its Subsidiaries (i) is a party to any written Tax allocation, Tax sharing or Tax indemnity agreement (other than (A) any agreement entered into in the ordinary course of business for which Taxes are not the primary purpose and (B) any agreement solely between or among any of the Company and its Subsidiaries), (ii) is or has been a member of an affiliated group filing a consolidated, unitary, combined or similar income Tax Return (other than an affiliated group the common parent of which is the Company or any of its Subsidiaries) or (iii) is liable for any Taxes of any other Person (other than the Company or its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) or as a transferee or successor.

(vi)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, its taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in or use of an incorrect method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement”, as described in Code Section 7121 (or any corresponding provision of state, local or foreign tax law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made outside the ordinary course of business prior to the Closing; or (iv) prepaid amount received or deferred revenue accrued outside the ordinary course of business prior to the Closing.

(vii)           Neither the Company nor any of its Subsidiaries will have any liability following the Closing for Taxes as a result of an election pursuant to Section 965(h) of the Code.

(viii)          Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(ix)            Within the past two (2) years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(x)             The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(xi)            The Company and its Subsidiaries have not deferred any payroll Taxes or claimed any other Tax benefit or relief pursuant to COVID-19 Measures.

(xii)           The U.S. federal income tax classifications of the Company and each of its Subsidiaries are set forth on Section 3.1(l)(xii) of the Company Disclosure Letter.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, provincial, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, social security, national insurance contributions, unemployment, disability, use, property, escheat or abandoned or unclaimed property obligations, estimated, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes and the term “Tax Authority” means with respect to any Tax, the Governmental Entity responsible for the imposition or administration of such Tax.

(m)            Labor Matters.

(i)              Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed a material unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been in the past three (3) years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. No employees of the Company or any of its Subsidiaries is represented by a labor union or labor organization with respect to their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no efforts pending or threatened by or on behalf of any labor union or other labor organization to organize any employees of the Company or any of its Subsidiaries, and there have been no such efforts within the past three (3) years. No notice, consent, or consultation obligations with respect to any employees of the Company or any of its Subsidiaries, or any labor union or labor organization, will be triggered by the execution of this Agreement or the consummation of the transactions contemplated hereby.

(ii)             True, correct and complete information as to the name or identification number, current job title and compensation for all current employees of the Company and its Subsidiaries has been provided to Parent. No officer or executive of the Company or any its Subsidiaries, or any other employee of the Company or any of its Subsidiaries earning an annual base salary equal to or greater than $200,000, (A) has, to the Knowledge of the Company, given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the twelve (12) month period following the Effective Time or (B) is employed pursuant to a non-immigrant work visa, work permit or other work authorization that is limited in duration.

(iii)            There is no pending, or, to the Knowledge of the Company, threatened, and for the past three (3) years, there has not been any, (A) Action, (B) to the Knowledge of the Company, act, allegation, or breach of Company or Subsidiary policy or (C) settlement or similar out-of-court or pre-litigation arrangement, in each case relating to sexual harassment or sexual misconduct involving any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries in relation to their work for the Company and its Subsidiaries.

(n)            Intellectual Property.

(i)              The Company and each of its Subsidiaries owns or has the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof (the “Material Intellectual Property”), free and clear of any Liens. The Company and its Subsidiaries will continue to own, license or have the right to use such Material Intellectual Property immediately following the Closing to the same extent as prior to the Closing. Except as would not be reasonably likely to result in a Company Material Adverse Change, (i) no claim of conflicting ownership rights with respect to any Material Intellectual Property that is owned by the Company or any of its Subsidiaries has been made by a third party and no such Material Intellectual Property is the subject of any pending or, to the Company’s Knowledge, threatened action, suit, claim, investigation or other proceeding; (ii) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company or any of its Subsidiaries is infringing any patent, trademark, copyright or design right, or that the Company or any of its Subsidiaries has misappropriated any trade secret; and (iii) the use of the Material Intellectual Property by the Company and its Subsidiaries has not and does not infringe any intellectual property right of any third party, and does not involve the misappropriation of any trade secrets of any third party. Neither the Company nor any of its Subsidiaries have, in the last three (3) years, brought any claim or sent any notice alleging any infringement, misappropriation or violation of Material Intellectual Property to any other person or entity; and to the Knowledge of the Company, no person or entity is violating, misappropriating or infringing any of the Material Intellectual Property.

(ii)             Section 3.1(n)(ii) of the Company Disclosure Letter contains a list of all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries that is (A) registered, issued or subject to a pending application for registration or issuance, including patents, trademarks, service marks, copyrights and internet domain names, and (B) any material proprietary software systems developed by or on behalf of the Company or its Subsidiaries (the “Company Intellectual Property”). The Company and its Subsidiaries exclusively own all right, title and interest to the Company Intellectual Property, free and clear of all Liens. All Persons (including current and former employees and contractors) who created, invented or contributed to material Company Intellectual Property have assigned in writing to the Company all of their rights in and to the same that do not initially vest in the Company by operation of law. Except with respect to applications, all of the items on the foregoing Section 3.1(n)(ii)(A) of the Company Disclosure Letter are subsisting, valid and enforceable. The Company and its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve the confidentiality of their confidential information and trade secrets disclosed to, owned or possessed by them. To the Knowledge of the Company, the Company and its Subsidiaries are not in breach of and have not breached any obligations or undertakings of confidentiality which they owe or have owed to any third party.

(iii)            The IT Assets used by the Company and its Subsidiaries are sufficient for the current needs of the businesses of the Company and its Subsidiaries. In the past two (2) years, there have been no material bugs in, or failures, breakdowns, or continued substandard performance of, any of the IT Assets of the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps and have implemented and maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans and procedures that are designed to monitor and test the integrity, security, continuous operation of the IT Assets used in their businesses (and the information stored in or processed thereby), and, to the Company’s Knowledge, there have been no breaches, violations, outages or unauthorized uses of or unauthorized access to same. To the Knowledge of the Company, the IT Assets used by the Company and its Subsidiaries are fully operational, functional and substantially free of material bugs, defects, errors, viruses and other contaminants.

(iv)            None of the Material Intellectual Property used in the businesses of the Company and its Subsidiaries and its respective products and services, contains any software code that is licensed under any Open Source Software license or other terms or conditions that require, as a condition to the use, modification or distribution of such software code, that any Material Intellectual Property be (A) disclosed, distributed, licensed or otherwise made available to any third party in source code form, (B) licensed for the purpose of making derivative works; (C) licensed under terms that allow a third party to decompile, disassemble or otherwise reverse engineer any Material Intellectual Property; or (D) redistributed at no charge or otherwise limit the Company or one of its Subsidiaries’ freedom to seek full compensation in connection with the marketing, licensing or distribution of any of the products or services of the Company or one of its Subsidiaries. The Company and its Subsidiaries are in material compliance with its contractual obligations relating to Open Source Software.

As used in this Agreement,

“Intellectual Property” means all worldwide rights, title and interests in and to intellectual property rights of every kind and nature, including (A) trademarks, service marks, certification marks, Internet domain names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) all inventions, all improvements thereto, and all patents, and applications therefor, including divisions, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C)  trade secrets and confidential business information; and (D) published works of authorship, copyrights therein and thereto, moral rights, and other rights in any work of authorship, compilation, derivative work or mask work, (E) rights in computer programs, Software, data and databases or other material technology, (F) all copies and tangible embodiments of any of the foregoing (in whatever form or medium); and (G) registrations, applications, renewals, and extensions therefor, and foreign counterparts for any of the foregoing.

“IT Assets” means all hardware, systems, databases, websites, applications, software, data processing equipment, systems, networks, platforms, peripherals, interfaces, and information technology assets and infrastructure, including any outsourced services, and all electronic connections between them.

“Open Source Software” means any Software that is distributed (i) as “free software” (as defined by the Free Software Foundation), (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (iii) under any similar licensing or distribution model, or (iv) under a license that requires disclosure of source code or requires derivative works based on such Software to be made publicly available under the same license.

“Software” means computer software programs and databases, including all source code, object code, firmware, specifications, designs and documentation therefor.

(o)            Data Privacy and Security.

(i)              To the Company’s Knowledge, Processing of any Sensitive Data is in compliance and has at all times been conducted in compliance with all applicable privacy policies, terms of use, and other Privacy Obligations applicable to the Company and its Subsidiaries or to or by which the Company or any of its Subsidiaries is bound. The Company and its Subsidiaries have contractually obligated all third parties Processing Personal Data on their behalf to comply with applicable Privacy Obligations and take reasonable steps to protect the security, confidentiality, and integrity of Sensitive Data. The Company and its Subsidiaries maintain written policies and procedures regarding data security and privacy and have implemented and maintain an information security program that is comprised of reasonable and appropriate organizational, physical, administrative, and technical safeguards that are (A) designed to protect the security, confidentiality, integrity and availability of the IT Assets used by the Company and its Subsidiaries and all Sensitive Data the Company and its Subsidiaries Process and (B) consistent with all Privacy Obligations applicable to the Company and its Subsidiaries. To the Company’s Knowledge, there have been no (x) Security Breaches, (y) other unauthorized access to or unauthorized use of any of the IT Assets used by the Company and its Subsidiaries, or (z) any other unauthorized access to or acquisition of any Personal Data or confidential business information used by the Company and its Subsidiaries or maintained by a third party service provider on behalf of the Company and its Subsidiaries. No Person has given notice to the Company or any of its Subsidiaries of any Security Breach. The Company and its Subsidiaries have not notified, or, to the Knowledge of the Company, been required by applicable Laws, Governmental Entities or other Privacy Obligations to notify, any Person of any Security Breach. The Company and its Subsidiaries have not received any notice of any claims, investigations (including investigations by a Governmental Entity), alleged violations of Laws or other Privacy Obligations, or other Action with respect to Personal Data possessed by Company or any of its Subsidiaries or the collection, use or disclosure of, or security practices or Security Breaches regarding Personal Data; and the Company and its Subsidiaries have not incurred any material liabilities under any Privacy Obligation relating to the privacy or security of Personal Data, and are not currently involved in, and have never been involved in, any Actions related to any Privacy Obligations. The consummation of the transactions contemplated by this Agreement, including the execution, delivery and performance of this Agreement, and any disclosures of Personal Data in connection therewith, will not result in any material violation of any Privacy Obligations.

(ii)             The IT Assets used by the Company and its Subsidiaries do not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (A) significantly disrupt or adversely affect the functionality or integrity of any IT Assets, or (B) enable or assist any Person to access without authorization any IT Assets or to maliciously disable, maliciously encrypt, or erase any software, hardware, or data. The IT Assets used by the Company and its Subsidiaries do not and have not contained any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase software, hardware, or data. To the extent that the Company or any of its Subsidiaries have contracted with any independent contractor to write or assist in writing code to be incorporated into the software products developed, produced, or sold by the Company or any of its Subsidiaries, or to otherwise perform development work for the Company or any of its Subsidiaries, the Company and its Subsidiaries have established appropriate administrative, organizational and technical measures to ensure that any such code incorporated into such software products does not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (x) significantly disrupt or adversely affect the functionality or integrity of any IT Assets used by the Company, any of its Subsidiaries, or any of their clients, or any product of the Company or any of its Subsidiaries, or (y) enable or assist any Person to access without authorization any IT Assets used by the Company, any of its Subsidiaries, or any of their clients, or to maliciously disable, maliciously encrypt, or erase such IT Assets or any product of the Company or any of its Subsidiaries.

As used in this Agreement:

“Personal Data” means any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly with an identified or identifiable natural person or household, and any other information defined as “personal data,” “personal information,” “personally identifiable information,” “PII” or any similar term by applicable Law; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Privacy Obligations” means applicable Laws (including but not limited to the California Consumer Privacy Act and other state privacy laws), Contracts, self-regulatory and other relevant standards (including but not limited to the Payment Card Industry Data Security Standard and NIST Special Publication No. 800-171), all posted and internal privacy and security policies and terms of use of the Company and any of its Subsidiaries, or consents and authorizations (if any) provided by any person to the Company or any of its Subsidiaries with respect to information security, data protection, or the collection, use, storage, disclosure, retention, transfer, disposal, management or other Processing of Personal Data.

“Process” or “Processing” means any operation or set of operations which is performed on data, including Sensitive Data or sets of Sensitive Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, monitoring, maintenance, creation, analysis, organization, compilation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction of data.

“Security Breach” means any (i) unauthorized acquisition of, access to, loss of, or misuse (by any means) of Sensitive Data; (ii) unauthorized or unlawful Processing, sale, or rental of Sensitive Data; (iii) act or omission that compromises the security, integrity, or confidentiality of Sensitive Data, or (iv) phishing, ransomware, denial of service or other cyberattack that results in a monetary loss or a significant business disruption.

“Sensitive Data” means all (a) Personal Data that is subject to a Privacy Obligation, and (b) confidential or proprietary business information or trade secret information.

(p)            Insurance. All insurance policies, including fire and casualty, general liability, motor carrier liability, business interruption, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries is in material breach or material default under any Insurance Policy, nor has the Company or any of its Subsidiaries taken any action or failed to take any action which, with or without notice, lapse of time or both, would constitute such a material breach or material default or permit termination or adverse modification of any Insurance Policy. There are no material open claims under any insurance policy maintained by the Company or any of its Subsidiaries that are subject to a reservation of rights letter from any insurer. Except as would not constitute a Company Material Adverse Change, the Company has not received any notice of termination, cancellation or non-renewal or material premium increase with respect to any Insurance Policy nor, to the Knowledge of the Company, are any of the foregoing threatened, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies.

(q)            Material Contracts.

(i)            Except as set forth on Section 3.1(q) of the Company Disclosure Letter, and excluding the Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A)            any Contract (1) relating to indebtedness for borrowed money or any financial guaranty thereof in excess of $1,000,000, other than indebtedness between and among the Company and its wholly owned U.S. domestic Subsidiaries or (2) granting a Lien (other than any Permitted Lien) on any material assets of the Company or its Subsidiaries to third parties;

(B)            any Contract that (1) limits the rights of the Company or any of its Subsidiaries from competing in any material respect in any business line or in any geographic area; (2) provides for “exclusivity” in favor of any third party; (3) grants any rights of first refusal, rights of first negotiation or “most favored nation” rights to any third party, in each case, in any respect material to the business of the Company and its Subsidiaries taken as a whole;

(C)            any Contract that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument;

(D)            other than customer, carrier or supplier Contracts entered into in the ordinary course of business, any Contract that involved expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $1,000,000 in the last fiscal year or is expected to involve expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $1,000,000 in the current fiscal year;

(E)             any Contract (1) since the Applicable Date or (2) pursuant to which the Company or any of its Subsidiaries has material ongoing obligations (other than confidentiality obligations), in the case of (1) or (2), that involved the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person (other than acquisitions or dispositions of (x) assets in the ordinary course of business, including acquisitions and dispositions of inventory, (y) assets, capital stock and other equity interests by and among the Company and its Subsidiaries, or (z) assets, capital stock and other equity interests with a value of not more than $1,000,000 individually or $5,000,000 in the aggregate and in connection with which the Company has no material continuing obligations);

(F)             any Contract (other than this Agreement) that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries or prohibits the pledging of capital stock or other equity interests of the Company or any of its Subsidiaries;

(G)            any joint venture, partnership or strategic alliance Contract;

(H)            any Contract involving any resolution or settlement of any actual or threatened Action involving the Company or any of its Subsidiaries involving (1) a payment in excess of $500,000 since the Applicable Date or (2) any material ongoing requirements or restrictions on the Company or any of its Subsidiaries;

(I)              any Contract that obligates the Company or its Subsidiaries to make any capital contributions or loans to, or any other investment in, any Person;

(J)             any Contract that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act;

(K)            any Contract with a Material Customer or a Material Supplier;

(L)            any Company Government Contract or Company Government Subcontract with any U.S. federal Governmental Entity;

(M)           any Contract that provides for indemnification of any officer, director or employee of the Company or any of its Subsidiaries;

(N)            the Real Property Leases;

(O)            any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(q)(i) being referred to herein as “Company Material Contracts” and each, a “Company Material Contract”).

(ii)             Except as would not be reasonably likely to result in a Company Material Adverse Change, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or material default under the terms of any Company Material Contract. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Change, each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(r)            Real and Personal Property.

(i)              Section 3.1(r)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all leases, subleases, licenses or similar agreements pursuant to which the Company or any of its Subsidiaries is a party as of the date hereof with respect to real property leased, licensed, occupied or used by the Company or any of its Subsidiaries (“Leased Real Property” and, such agreements, the “Real Property Leases”). Except as would not be reasonably likely to result in a Company Material Adverse Change, the Company and its Subsidiaries hold valid leasehold interests in all real property material to the operation of the Company’s business and there are no parties other than the Company or its Subsidiaries in possession of the Leased Real Property. There are no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or administrative actions affecting the Leased Real Property or any portion thereof. Neither the Company nor its Subsidiaries holds fee title to any real property.

(ii)             Except as would not constitute a Company Material Adverse Change, the Company and its Subsidiaries have good and valid title to, or valid and enforceable rights to use under existing franchises, easements or licenses of, or valid and enforceable leasehold interest in, all of their material tangible personal properties and assets necessary to carry on their businesses as currently conducted, free and clear of any Liens except for Permitted Liens. “Permitted Liens” means (i) Permitted Tax Liens, (ii) Liens imposed by law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens in each case, incurred in the ordinary course of business, (iii) imperfections of title that do not materially impair the ownership, use or value of the assets to which they relate and (iv) Liens in respect of indebtedness of the Company or its Subsidiaries in existence as of the date hereof and set forth in Section 3.1(r)(ii) of the Company Disclosure Letter, as security for such indebtedness.

(s)            Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Credit Suisse as its financial advisor. The Company has furnished to Parent a true, correct and complete copy of the engagement letter between the Company and Credit Suisse relating to the transactions contemplated by this Agreement (except for redactions with respect to matters for which the Company will not have any liability at or following the Effective Time), which agreement discloses all fees payable to Credit Suisse in connection with the Merger and any other material obligations of the Company thereunder.

(t)             Government Contracts and Bids. With respect to each Contract between any of the Company or one of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand (each, a “Company Government Contract”), each Contract that is between any of the Company or one of its Subsidiaries, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Entity (each, a “Company Government Subcontract”):

(i)              each such Company Government Contract or Company Government Subcontract has been legally awarded;

(ii)             all representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company or its Subsidiaries were current, accurate and complete in all material respects when made, and the Company and its Subsidiaries have complied in all material respects with all such representations and certifications;

(iii)            the Company and its Subsidiaries are not in any material violation, breach or default of any provision of any Law governing any Company Government Contract or Company Government Subcontract, and no allegation that the Company or any of its Subsidiaries is, in breach or violation in any material respect of any statutory, regulatory, or contractual requirement has been made to the Company or any of its Subsidiaries and not withdrawn;

(iv)            during the last two (2) years, the Company and its Subsidiaries have not received a cure notice, a show cause notice or a stop work notice, or a termination for default, nor, to the Knowledge of the Company, has the Company or any of its Subsidiaries been threatened with any such notices under any Company Government Contract;

(v)             no request for equitable adjustment by any Governmental Entity or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract is pending as of the date hereof;

(vi)            there is no proceeding pending or, to the Knowledge of the Company, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company or any of its Subsidiaries, or any of its or their respective directors or officers, including (1) alleging fraud under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state and local equivalent, or (2) the violation of any Laws promulgated by any agency of a Governmental Entity (each, a “Governmental Rule”) relating to any Company Government Contract or Company Government Subcontract;

(vii)           neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company or any of its Subsidiaries pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Entity, nor, to the Knowledge of the Company, does there exist any basis for a cost disallowance under Government Contract or Government Subcontract;

(viii)          the Company and its Subsidiaries have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information;

(ix)            the Company, its Subsidiaries, nor any of its Principals (as that term is defined under FAR 2.101) have been or are currently proposed for debarment, suspended, debarred, or otherwise ineligible from bidding on contracts or subcontracts with any Governmental Entity; to the Knowledge of the Company, no such suspension or debarment has been initiated or threatened;

(x)             neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, complaint, indictment or information by any Governmental Entity with respect to any operations of the Company and its Subsidiaries;

(xi)            the Company and its Subsidiaries have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts;

(xii)           the Company and its Subsidiaries have complied in all material respects with all terms and conditions, including other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts; and

(xiii)          no current operations of the Company or its Subsidiaries are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.

(u)            Material Customers and Suppliers. Section 3.1(u) of the Company Disclosure Letter sets forth a true, correct and complete list of (a) the ten largest suppliers of materials, products or services to the Company and its Subsidiaries, taken as a whole (measured by the aggregate amount purchased) during the twelve (12)-month period ended on December 31, 2021 (the “Material Suppliers”) and (b) the twenty-five (25) largest customers and clients of the Company and its Subsidiaries, taken as a whole (measured by aggregate billings) during the twelve (12)-month period ended on December 31, 2021 (the “Material Customers”). As of the date hereof, (i) no such Material Supplier or Material Customer has cancelled, terminated or otherwise materially and adversely altered its relationship with the Company (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid) as compared to the relationship during the year ended December 31, 2021 and (ii) none of the Company nor any of its Subsidiaries has been notified by any Material Supplier or Material Customer of any intention to cancel, terminate or otherwise materially and adversely alter its relationship with the Company or any of its Subsidiaries (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid) as compared to the relationship during the year ended December 31, 2021.

(v)            Proxy Statement. The Proxy Statement will not, at the time it is first filed with the SEC, at any time it is amended or supplemented, as of the date of mailing of the Proxy Statement to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion therein. The Proxy Statement will, as at the date of filing with the SEC, comply as to form in all material respects with the requirements of the Exchange Act.

(w)            Earn-out Obligations Compliance. As of the date hereof, no prospective recipient of proceeds in connection with the obligations under (i) Exhibit B to that certain Agreement and Plan of Merger, dated September 12, 2018, by and among CityBase, Inc., GTY Cayman, the Company, GTY CB Merger Sub, Inc. and Shareholder Representative Services LLC, as amended on each of October 31, 2018, December 28, 2018 and February 12, 2019 (the “CityBase Earn-out Obligation”) or (ii) the “earn-out” obligation in respect of the Agreement and Plan of Merger, dated December 28, 2018, by and among eCivis Inc., GTY Cayman, GTY EC Merger Sub, Inc. and the eCivis Holders’ Representative named therein, as amended by Amendment No. 1 thereto, dated January 8, 2018 (the “eCivis Earn-out Obligation”, and together with the CityBase Earn-out Obligation, the “Earn-Out Obligations”), has notified the Company or any of its Subsidiaries of any breach or default under the Earn-Out Obligations, nor, to the Company’s Knowledge, does there exist any fact or circumstance that, with or without notice or lapse of time or both, would reasonably be likely to result in the breach or default under the terms of the Earn-Out Obligations. As of the date hereof, no Action relating to the Earn-Out Obligations is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgement, order, writ, injunction, decree or award of any Governmental Entity which relates to the Earn-Out Obligations.

(x)            Investment Canada Act. To the Knowledge of the Company, none of the Companies nor any Subsidiary thereof provides any of the services or engages in any of the activities of, a “cultural business” within the meaning of the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, as well as any rules and regulations promulgated thereunder (the “Investment Canada Act”).

(y)            No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.1 (as qualified by the Company Reports and the Company Disclosure Letter to the extent provided in clauses 3.1(x) and 3.1(y)), or in any Voting Agreement and in any certificate, document or other instrument delivered by the Company pursuant to this Agreement or any Person pursuant to the Voting Agreements, neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates or its directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”). Except for the representations and warranties contained in this Section 3.1 (as qualified by the Company Reports and the Company Disclosure Letter to the extent provided in clauses 3.1(x) and 3.1(y)) and in any Voting Agreement and in any certificate, document or other instrument delivered by the Company pursuant to this Agreement or any Person pursuant to the Voting Agreements, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or their respective Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Parent or Merger Sub by any director, officer, employee, agent, consultant, or Representative of the Company or any of its Affiliates).  Notwithstanding anything contained in this Agreement to the contrary, the Company makes no representations or warranties to Parent or Merger Sub regarding any projections or the future or probable profitability, success, business, prospects, opportunities, relationships and operations of the Company and/or its Subsidiaries.

3.2            Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing, that:

(a)            Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b)          Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve or adopt this Agreement, the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption and approval by Parent will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Merger (subject to the filing of the Articles of Merger with the Massachusetts Secretary of State pursuant to the MBCA). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)          Governmental Filings; No Violations; Etc.

(i)          Other than the filing of the Articles of Merger and filings and/or notices (A) under the HSR Act, any other applicable antitrust laws and any other antitrust, competition or similar Laws of any foreign jurisdiction, (B) under the Exchange Act and (C) under the rules of NASDAQ (collectively, clauses (A) through (C), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)         Assuming compliance with the matters referenced in Section 3.2(c)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not constitute or result in (A) a breach or violation of, or default under, the charter or by-laws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries, (C) a violation of any Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d)          Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would be reasonably likely to have the effect of preventing, making illegal or otherwise interfering with the Merger and the other transactions contemplated by this Agreement.

The term “Knowledge” when used in this Agreement with respect to Parent shall mean the actual knowledge of those persons set forth in Section 3.2(d) of the Parent Disclosure Letter after reasonable internal inquiry.

(e)          Financing.

(i)          Parent and Merger Sub have delivered to the Company true, correct and complete copies of the executed Equity Commitment Letter (the “Equity Commitment Letter”), pursuant to which each of GI Partners Fund VI LP, GI Partners Fund VI-A LP, and GI Partners Executive Fund VI LP (each, an “Equity Investor”, and collectively, the “Equity Investors”) has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof, and is entitled to require Parent to specifically enforce performance of the Equity Investors’ obligation to fund the Financing, subject to the terms and conditions set forth therein and herein. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(ii)         Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent to the obligations of the Equity Investors to provide the Financing. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis all of the terms and conditions to be satisfied by it in any of the Equity Commitment Letter on or prior to the Closing Date, nor does Parent or Merger Sub have knowledge that any of the Equity Investors will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Equity Commitment Letter that could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Equity Commitment Letter.

(iii)        Assuming the accuracy of the representations and warranties of the Company in Section 3.1(b) and Section 3.1(s), the Financing, when funded in accordance with the Equity Commitment Letter, will, in the aggregate, provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Per Share Merger Consideration, any payments pursuant to Section 2.3 or Section 2.4, payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries, in each case, to the extent required in connection with the transactions described in, this Agreement (such amounts, collectively, the “Merger Amounts”).

(f)          Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g)          Brokers and Finders. No broker or finder or similar Person is entitled to any brokerage fees, commissions or finder’s fees in connection with the Merger or other transactions contemplated in this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates for which the Company could have any liability in a circumstance where the Merger is not consummated.

(h)          Solvency. Assuming (i) the truth and accuracy of the representations and warranties of the Company set forth in this Agreement in all material respects, (ii) the good faith preparation, based on assumptions that were, at the time made, and continue, at the Effective Time, to be reasonable, of the most recent financial forecast of the Company and its Subsidiaries provided by the Company to Parent, (iii) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Per Share Merger Consideration, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and payment of all related fees and expenses and (iv) the Company, on a consolidated basis, is Solvent immediately prior to the Effective Time, Parent and the Surviving Corporation, on a consolidated basis, will be Solvent as of immediately following the Effective Time and the consummation of the Merger. For purposes of this Agreement, the term “Solvent” when used with respect any Person means that, immediately following the Effective Time, (i)(A) the fair value of the assets of such Person, on a consolidated basis, will exceed the amount of all liabilities, contingent or otherwise, of such Person, and (B) the amount of the Present Fair Salable Value of its assets, on a consolidated basis, will, as of such time, exceed the probable value of all of its debts and liabilities, on a consolidated basis, contingent or otherwise, as such debts and liabilities become absolute and matured, (ii) the Person will, on a consolidated basis, not have, as of such time, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) the Person, on a consolidated basis, will be able to pay its Debts as they become absolute and mature. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent”: (A) “Debt” means liability on a Claim; and (B) “Claim” means any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Person (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises. For purposes of this definition, “not have an unreasonably small amount of capital for the business in which it is engaged or will be engaged” and “able to pay its Debts as they become absolute and mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. No transfer is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company or any Subsidiary of the Company.

(i)          Ownership of Company Capital Stock. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their respective “Affiliates” or “Associates” (as those terms are defined in Section 110F of the Massachusetts General Laws) (a) directly or indirectly “owns” or, within the past three (3) years, has “owned,” beneficially or otherwise, any Shares, any other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of the Company, or any other economic interest (through derivative securities or otherwise) in the Company, or (b) has been an “Affiliate” or “Associate” (as those terms are defined in Section 110F of the Massachusetts General Laws) of the Company at any time during the past three (3) years. None of Parent, Merger Sub or, to the Knowledge of Parent, any of their respective Affiliates beneficially owns (as such term is used under Rule 13d-3 promulgated under the Exchange Act), or has at any time during the last three (3) years beneficially owned, any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any economic interest (through derivative securities or otherwise) in, the Company.

(j)          Proxy Statement. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub for inclusion in the Proxy Statement, if any, will, at the time such document is first sent the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 3.2(j) do not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives in writing specifically for use or incorporation by reference therein.

(k)          Shareholder and Management Arrangements. As of the date hereof, except for the Voting Agreements, none of Parent, Merger Sub nor any of their Affiliates has entered into any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understanding (whether or not binding) with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (in their capacities as such) (i) relating to (A) this Agreement; (B) the Company or (C) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (ii) pursuant to which (A) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in respect of such holder’s Shares; or (B) any holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal, in each case, that is currently in effect or that would become effective in the future (upon consummation of the Merger or otherwise) and that has not been disclosed.

(l)          Investment Intention. Parent, through Merger Sub, is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view of the distribution (as such term is used in Section 2(11) of the Securities Act) thereof in violation of the Securities Act. Each of Parent and Merger Sub understand that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act or any “blue sky” Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” Laws or pursuant to an exemption from any such registration.

(m)          Guarantee. Concurrently with the execution and delivery of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantee. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of each Guarantor, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of any Guarantor pursuant to the Guarantee.

(n)          No Outside Reliance. Notwithstanding anything contained in this Article III or any other provision hereof, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor its Affiliates has made, or is making any representation or warranty whatsoever, express or implied (and neither Parent nor Merger Sub has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates), beyond those expressly given in this Agreement, the Voting Agreement and in any certificate, document or other instrument delivered by the Company pursuant to this Agreement or any Person pursuant to the Voting Agreements, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financials, or other projects or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent, Merger Sub or any of their respective Affiliates, agents or representatives pursuant to the Confidentiality Agreement (as herein defined)) or management presentations that have been or shall hereafter be provided to Parent, Merger Sub or any of their respective Affiliates, agents or representatives, are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing, except in each case as may be expressly set forth in this Agreement, the Voting Agreements and in any certificate or document delivered by the Company pursuant to this Agreement or by any Person pursuant to the Voting Agreements. Each of Parent and Merger Sub understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject only to the representations and warranties contained in this Agreement and in any certificate or document delivered by the Company pursuant to this Agreement, with all faults and without any other representation or warranty of any nature whatsoever. Each of Parent and Merger Sub understands and agrees that in the event the CityBase Earn-Out Obligation is not assumed by the Parent pursuant to Section 4.18 and the Merger is consummated, any amounts payable thereunder shall not be an obligation of the Company’s pre-Closing shareholders.

ARTICLE IV

Covenants

4.1          Interim Operations.

(a)          The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VI except: (i) if Parent shall otherwise approve in writing, such approval not to be unreasonably withheld, delayed or conditioned, (ii) as otherwise expressly required by this Agreement, (iii) as expressly set forth in Section 4.1(a) of the Company Disclosure Letter or (iv) as required by applicable Laws or any Governmental Entity, the Company shall and shall cause its Subsidiaries to, conduct its business, in all material respects, in the ordinary course of business and use commercially reasonable efforts to (A) preserve its business organization intact, (B) maintain existing relations with customers, suppliers, partners and other third parties with whom the Company and its Subsidiaries have business relationships, and (C) keep available the services of its current officers and employees. Notwithstanding anything to the contrary contained in this Section 4.1, nothing herein shall prevent the Company or any of its Subsidiaries from taking or failing to take any necessary and commercially reasonable actions, in good faith, in response to any COVID-19 Measures; provided, that the Company shall reasonably consult with Parent, except to the extent not permitted by applicable Law or otherwise impracticable to do so, prior to takings such actions or failing to take such actions, regarding such planned actions or failure to take action and consider in good faith Parent’s suggestions with respect to such actions or failures to take action.

(b)          Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VI, except (A) as otherwise required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (C) as required by applicable Laws or any Governmental Entity, (D) in connection with the redemption of Exchangeco 1 Shares and Exchangeco 2 Shares in accordance with the Articles of Exchangeco 1 and Exchangeco 2, respectively, or (E) as set forth in Section 4.1(b) of the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries, to:

(i)          adopt any amendments to its articles of organization or by-laws or other applicable governing instruments;

(ii)         merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries, or enter into any new line of business;

(iii)        acquire assets or capital stock from any other Person with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement and set forth on Section 4.1(b)(iii) of the Company Disclosure Letter and acquisitions of equipment, inventory and supplies in the ordinary course of business;

(iv)        issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than (A) the grant of equity or equity based awards or equivalent cash awards under the Incentive Plan and as set forth on Section 4.1(b)(iv) of the Company Disclosure Letter or as required by a Company Benefit Plan that has been disclosed on Section 3.1(h)(i) of the Company Disclosure Letter, (B) the issuance of Shares upon the exercise of Options or settlement of Restricted Stock Units (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or issued pursuant to clause (A) above, in accordance with their terms on the date hereof, or (C) the issuance of shares of capital stock by a Subsidiary of the Company to the Company or another Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities (other than the grant or award of equity or equity based awards under the Incentive Plan as set forth on Section 4.1(b)(iv) of the Company Disclosure Letter or as required by a Company Benefit Plan that has been disclosed on Section 3.1(h)(i) of the Company Disclosure Letter);

(v)         make any loans, advances or capital contributions to or investments in any Person (other than direct or indirect Subsidiaries of the Company) in excess of $250,000 in the aggregate;

(vi)        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect U.S. domestic Subsidiary of the Company to the Company or any other direct or indirect wholly owned U.S. domestic Subsidiary of the Company);

(vii)       reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (A) to the extent required by the Incentive Plan or any award outstanding on the date hereof, the acquisition of any Shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of Restricted Stock Units or Warrants or (B) in connection with the exercise of any right to redeem Exchangeco 1 Shares or Exchangeco 2 Shares in accordance with the Articles of Exchangeco 1 or Exchangeco 2, respectively);

(viii)      incur any indebtedness for borrowed money or guarantee, assume, endorse or otherwise become responsible for such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money and issuances of letters of credit under the Existing Credit Agreement (as herein defined), in an amount not to exceed $250,000, which can be repaid without penalty on or prior to the Closing Date;

(ix)        make or authorize any capital expenditure in excess of $250,000 in the aggregate, other than expenditures that are specifically enumerated in the Company’s plan set forth in Section 4.1(b)(ix) of the Company Disclosure Letter;

(x)         make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi)        settle, waive, release, assign or compromise any litigation any litigation or other proceedings (whether pending before a Governmental Entity or threatened) (A) for an amount payable by the Company or any of its Subsidiaries in excess of $500,000 in the aggregate, or for any commitment, obligation or liability of the Company in excess of such amount, or (B) that includes any admission of wrongdoing for a criminal act, or that does not provide for a general release of all claims against the Company and its Affiliates;

(xii)        (A) make, change or revoke any material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended material Tax Return, (D) adopt or change any material method of Tax accounting, (E) enter into any closing agreement relating to any material Tax liability, (F) agree to extend the statute of limitations in respect of any material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business that do not require consent of a Tax authority), (G) surrender any right to claim a material Tax refund, or (H) initiate any material voluntary disclosure with or request any material ruling from a Tax authority in each case, other than in the ordinary course of business and consistent with past practice;

(xiii)       transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets or businesses of the Company or its Subsidiaries, including intangible assets and capital stock of any of its Subsidiaries, in each case with a value or purchase price in the aggregate in excess of $500,000 in any transaction or series of related transactions, other than equipment, inventory and supplies in the ordinary course of business;

(xiv)      except as set forth in Section 4.1(b)(xiv) of the Company Disclosure Letter, as required pursuant to any Company Benefit Plan disclosed on Section 3.1(h)(i) of the Company Disclosure Letter or Company Material Contract in effect prior to the date of this Agreement, or as otherwise required by applicable Laws, (A) grant or provide any material severance or material termination payments or material termination benefits to any director or officer of the Company or any of its Subsidiaries or other employee or independent contractor of the Company or any of its Subsidiaries having an annual base salary or consulting fees of more than $200,000 (B) materially increase the compensation of or make any new equity awards to any director, officer or other employee of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice for non-officer employees whose annual base compensation does not exceed $200,000 after giving effect to such increase, (C) establish, adopt, terminate or materially amend any Company Benefit Plan; (D) negotiate, enter into, amend or extend any collective bargaining agreement or other Contract with a labor union or labor organization, (E) hire, engage or terminate the employment or engagement of any employee or independent contractor earning annual base compensation in excess of $200,000, provided that the Company and its Subsidiaries shall have the right to terminate the employment or engagement of any non-officer employee or independent contractor for cause or (F) implement any layoffs or furloughs that could implicate the Worker Adjustment and Retraining Notification Act or other similar Law;

(xv)       enter into any new Contract that would have been a Company Material Contract if it had been entered into prior to the date of this Agreement or materially modify or amend, or cancel, terminate, renew, extend, assign, waive, or release (or otherwise forego any material right or claim under), in whole or in part, any Company Material Contract or modify or amend any Contract (if, after giving effect to such modification or amendment, such Contract would constitute a Company Material Contract), including, for the avoidance of doubt, any amendment to the Existing Credit Agreement (as in effect on the date hereof) increasing the Prepayment Fee (as defined in the Existing Credit Agreement (as in effect on the date hereof)) or adding any prepayment penalty or “make-whole” thereunder or otherwise less favorable to Parent with respect to effecting the repayment in full of the indebtedness and any other of the Company’s or any of its Subsidiaries’ obligations under the Existing Credit Agreement on the Closing Date; or

(xvi)      agree, authorize or commit to do any of the foregoing.

4.2          Acquisition Proposals.

(a)          The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, (i) immediately cease and cause to be terminated any existing solicitation, initiation, discussion or negotiation with any Person (other than Parent, Merger Sub and their respective Representatives) conducted theretofore by the Company, its Subsidiaries or any of their Representatives with respect to any Acquisition Proposal, in each case, other than directing such Persons to the provisions contained in this Section 4.2, (ii) within two (2) Business Days, request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information previously furnished by the Company or any of its Representatives to such Person or any of such Person’s Representatives in accordance with the terms of such confidentiality agreement, and (iii) within one (1) Business Day, terminate access to any physical or electronic data room by such Person and its Representatives.

(b)          From the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, the Company shall not, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly facilitate or knowingly encourage any inquiries, discussions or requests or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (including by way of providing access to non-public information), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any inquiries, discussions or requests or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any other acquisition agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet, merger agreement or other agreement (other than an Acceptable Confidentiality Agreement (as herein defined)) with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any Takeover Statute or any restrictive provision of any applicable anti-takeover provision in the articles of organization or by-laws of the Company inapplicable to any transactions contemplated by any Acquisition Proposal, (v) otherwise knowingly assist, participate in or knowingly facilitate any effort or attempt to make an Acquisition Proposal or (vi) authorize, commit to, agree or publicly propose to do any of the foregoing.

(c)          Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Company Requisite Vote is obtained, the Company may, solely in response to an unsolicited bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of this Section 4.2, (i) provide information (including access to the employees of the Company and its Subsidiaries) in response to a request therefor by a Person who has made such an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement containing terms that are not less favorable, in any material respect, to the Company than those contained in the Confidentiality Agreement (provided that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and which expressly permits the Company to provide access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 4.2 (an “Acceptable Confidentiality Agreement”); provided, that the Company shall make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries (or access to the employees of the Company and its Subsidiaries) that is provided to any such Person or group of Persons which was not previously made available to Parent or Merger Sub substantially concurrently, and in any event within twenty-four (24) hours thereafter, (ii) contact a Person who has made such an unsolicited bona fide written Acquisition Proposal solely to clarify the terms and conditions thereof, (iii) waive any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof) solely to the extent necessary to allow for an Acquisition Proposal to be made to the Company or the Board of Directors in a confidential manner, or (iv) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal and has entered into an Acceptable Confidentiality Agreement, in each case if and only to the extent that, (A) prior to taking any action described in clause (c)(i), (c)(iii) or (c)(iv) above, the Company Board determines, in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law, and (B) prior to taking any action described in clause (c)(i) or (c)(iv) above, the Company Board has determined in good faith after consultation with its financial advisor and its outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would be reasonably likely to result in a Superior Proposal. The fact that the Company or its Representatives have previously engaged in discussions or negotiations with a Person shall not, in and of itself, prevent an Acquisition Proposal made by such Person from being deemed unsolicited. Except as provided in Section 4.2(e) and Section 4.2(f), neither the Company Board nor any committee thereof may withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in each case, in a manner adverse to Parent, the Company Recommendation (a “Change of Recommendation”).

(d)          The Company shall promptly (and, in any event, within 24 hours after becoming aware thereof) notify, orally and in writing, Parent if any proposals, offers, inquiries or requests that constitute, or would reasonably be expected to lead to, an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any such proposal, offer, inquiry or request (including the name of the Person or group making such proposal, offer, inquiry or request) and including with such notice unredacted copies of such proposal, offer, inquiry or request that is in writing and copies of any other material documents, if any, evidencing or specifying the terms and conditions of such proposal, offer, inquiry or request, and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposal, offer, inquiry or request (including any material amendments thereto and including unredacted copies of any additional material written materials received by the Company, its Subsidiaries or their respective Representatives) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, if, at any time prior to the time the Company Requisite Vote is obtained, the Company Board determines in good faith, in response to an unsolicited bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of this Section 4.2, (i) after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) after consultation with its financial advisor and its outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, the Company Board may (A) make a Change of Recommendation or (B) terminate this Agreement in accordance with Section 6.3(a) after paying to Parent the Company Termination Fee (as herein defined) to enter into an Alternative Acquisition Agreement relating to any Superior Proposal; provided that prior to taking any such action, (x) the Company has given Parent three (3) Business Days’ notice of its intention to take such action (which notice shall identify the Person or group making such Superior Proposal, include the material terms and conditions of the Superior Proposal and include a copy of the definitive agreement relating to such Superior Proposal (if any) and a copy of any financing commitments relating thereto (if any)), (y) the Company has negotiated in good faith (to the extent Parent requests to negotiate) with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal and (z) following the end of such notice period, the Company Board shall have determined, in good faith, (1) after consultation with its outside legal counsel and its financial advisor, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and (2) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations under applicable Law (provided, further that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional two (2) Business Day period from the date of such notice).

(f)          Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Company Requisite Vote is obtained, the Company Board may make a Change of Recommendation in response to an Intervening Event if the Company Board determines, in good faith, after consultation with its outside legal counsel, that, in light of an Intervening Event, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that prior to taking any such action, (x) the Company has given Parent three (3) Business Days’ notice of its intention to take such action and a reasonable description of such Intervening Event that serves as the basis of the Change of Recommendation, (y) the Company has negotiated in good faith (to the extent Parent requests to negotiate) with Parent during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would obviate the need for making such Change of Recommendation and (z) following the end of such notice period, the Company Board shall have determined, in good faith, after consultation with its outside legal counsel, that failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law if the proposed revisions were to be given effect (provided, further, that any material development with respect to the Intervening Event shall require a new notice but with an additional two (2) Business Day period from the date of such notice).

(g)          Nothing contained in this Agreement shall be deemed to prohibit the Company or the Company Board from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal made after the date hereof, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the shareholders of the Company), or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company); provided that this Section 4.2(g) shall not be deemed to permit the Company or its Board of Directors to effect a Change of Recommendation except in accordance with Sections 4.2(e) and (f).

(h)          For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer with respect to, in a single transaction or series of related transactions, (i) a merger, sale, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues or assets of the Company and its Subsidiaries, taken as a whole), (ii) any other direct or indirect acquisition of 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company and its Subsidiaries, (iii) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition by any Person or group of Persons of 20% or more of the total voting power represented by the outstanding voting securities of the Company or (iv) the issuance or sale of shares of the Company’s capital stock constituting 20% or more of the total voting power represented by the outstanding voting securities of the Company, in each case other than the transactions contemplated by this Agreement.

(i)          For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made after the date hereof that the Company Board has determined in its good faith judgment (i) would, if consummated, result in a transaction more favorable to the shareholders of the Company (in their capacities as such) from a financial point of view, than the transaction contemplated by this Agreement, taking into account all relevant factors (including closing certainty, certainty of financing, the legal, financial, timing and regulatory aspects of the proposal, conditions to consummation and the identity of the party making the proposal) and (ii) is reasonably likely to be completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(j)          For purposes of this Agreement, “Intervening Event” means a material development or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, occurring after the date of this Agreement, that (i) was not known to or reasonably foreseeable by the Company Board as of or prior to the date of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (ii) does not relate to any Acquisition Proposal.

4.3          Proxy Statement.

(a)          The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and in any event within twenty-one (21) days after the date hereof), a proxy statement in preliminary form relating to the Shareholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). Subject to Section 4.2, the Proxy Statement shall include the Company Recommendation. The Company agrees, as to itself and its Subsidiaries, that at the date of mailing of the Proxy Statement to the shareholders of the Company and at the time of the Shareholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          Parent will promptly (and in any event within ten (10) days following a written request by the Company) furnish to the Company such data and information relating to Parent and Merger Sub as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain Company Requisite Vote, and Parent, Merger Sub and the Company shall cooperate in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. Parent agrees, as to itself and its Subsidiaries, that at the date of mailing of the Proxy Statement to the shareholders of the Company and at the time of the Shareholders Meeting, none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Shareholders Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any required filing by the Company, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate party hereto and, to the extent required by applicable Law or the SEC or its staff, disseminated to the shareholders of the Company.

(d)          The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment thereof or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on (which comments shall be made promptly) such document or response and shall consider in good faith the incorporation of any changes in such filings reasonably proposed by Parent. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC, have the Proxy Statement cleared by the SEC staff as soon as reasonably practical after such filing and cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon (or promptly following the tenth (10th) day after the Proxy Statement is filed if the SEC has not informed the Company that it will review the Proxy Statement).

4.4          Shareholders Meeting. Unless this Agreement is validly terminated in accordance with Article VI, the Company shall take all action necessary in accordance with applicable Laws and its articles of organization and by-laws to duly call, give notice of, convene and hold a meeting of the shareholders of the Company (including any adjournment or postponement thereof, the “Shareholders Meeting”) as promptly as practicable after the date the SEC staff advises that it has no further comments on the Proxy Statement (or as promptly as reasonably practicable following the tenth (10th) day after the Proxy Statement is filed if the SEC has not informed the Company that it will review the Proxy Statement) to consider and vote upon the adoption of this Agreement; provided, that the Company may postpone or adjourn to a later date the Shareholders Meeting (i) with the written consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of Shares to achieve the Company Requisite Vote, whether or not a quorum is present, (iv) if required by applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure that the Company and Parent have determined, after consultation with outside legal counsel, is required under applicable Law; provided, further, that in no event shall the Shareholders Meeting be postponed or adjourned (i) beyond (x) a date that is more than ten (10) days after the date on which the Shareholders Meeting was originally scheduled without the prior written consent of Parent or (y) a date that is after the date that is five business days prior to the Outside Date (as herein defined) or (ii) more than twice without the consent of Parent. The Company shall, if requested by Parent, postpone or adjourn to a later date the Shareholders Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of Shares to achieve the Company Requisite Vote, whether or not a quorum is present, provided that in no event shall the Company be required to postpone or adjourn (i) beyond (x) a date that is more than thirty (30) days after the date on which the Shareholders Meeting was originally scheduled or (y) a date that is after the date that is five (5) business days prior to the Outside Date (as herein defined) or (ii) more than twice. Subject to a Change of Recommendation or termination of this Agreement in accordance with Article VI, the Company shall use reasonable best efforts to solicit from the holders of Shares proxies in favor of the approval of the Agreement. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its shareholders any other Acquisition Proposal or any other matter other than the adoption of this Agreement, any related “golden parachute” vote and any related and customary procedural matters. The Company shall keep Parent informed with respect to proxy solicitation results as reasonably requested by Parent and shall provide such information and reasonable cooperation as Parent may reasonably request in connection therewith.

4.5          Filings; Other Actions; Notification.

(a)          Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, that without the prior written consent of Parent, neither the Company nor its Subsidiaries shall pay or commit to pay to any third party whose consent or approval is being solicited any amount of cash or other consideration, make any commitment or incur any liability or other obligation in connection therewith (other than filing or similar fees required to be paid in connection with obtaining approvals from any Governmental Entity). Subject to applicable Laws relating to the exchange of information, Parent and the Company shall provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Antitrust Laws) with any third party or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Parent shall control the strategy for obtaining any consents, registrations, approvals, permits and authorizations from any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act as promptly as reasonably practicable.

(b)          Antitrust.

(i)          Notwithstanding anything in this Agreement to the contrary: (A) the Company and Parent will, to the extent applicable, each make their respective filings under the HSR Act within ten (10) business days of the execution of this Agreement unless otherwise agreed to in writing between counsel for Parent and the Company; (B) counsel for the Company and Parent will consult with one another to determine if any filings are required under any applicable foreign antitrust or competition law and the Company and Parent shall make any such foreign filings as promptly as practicable following the execution of this Agreement; (C) counsel for the Company and Parent will obtain as promptly as practicable the termination of any waiting period under the HSR Act and any applicable foreign Antitrust Laws; and (D) Parent shall not (and cause its Affiliates not to) file a notification pursuant to Part III of the Investment Canada Act until after the Closing unless consented to by the Company. Parent shall pay the HSR fee and any foreign filing or other related fee with respect to Antitrust Laws.

(ii)         Notwithstanding anything to the contrary in this Agreement, Parent will take any and all steps necessary to avoid or eliminate each and every objection that may be asserted by any Government Antitrust Entity so as to enable the Closing to occur expeditiously, but in no case later than the Closing Date. Such steps shall include, but are not limited to, proposing, negotiating, committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise), such of Parent’s or the Company’s assets, properties or businesses as necessary to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order which would have the effect of preventing the consummation of the transactions contemplated by this Agreement by the Closing Date. In addition, Parent shall defend through litigation, including through appeal, on the merits any claim asserted in court or administrative proceeding by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgement (whether temporary, preliminary, or permanent) that would prevent the closing by the Outside Date. “Government Antitrust Entity” means a Governmental Entity with jurisdiction or authority over Antitrust Laws.

(iii)        Neither Parent nor Merger Sub, nor the Company nor any of the Company’s Subsidiaries, shall take any action (including acquiring or agreeing to acquire by merging or consolidating with or by purchasing a substantial portion of the assets of or equity in, or by and other manner, any Person or portion thereof, or otherwise acquiring or agreeing to acquire any assets) that would reasonably be expected to have the effect of materially (i) delaying, impairing or impeding the receipt of, or increasing the risk of not receiving, any required government consent, (ii) delaying, impairing or impeding the expiration or termination of any applicable waiting period with respect to any filing under an Antitrust Law, (iii) increasing the risk of any Government Antitrust Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement or (iv) otherwise delaying the consummation of the Merger.

(c)          Information. Without limiting the foregoing, the Company and Parent each shall, upon request by the other, furnish the other with all non-privileged information documentary material that may be reasonably required pursuant to the HSR Act or any other Antitrust Law; provided, however, that the parties may, as each deems advisable, reasonably designate competitively sensitive material provided under this Section 4.5(c) or any other section of this Agreement as “outside counsel only material” and materials and the information contained therein shall be given only to outside counsel and previously-agreed outside consultants of the recipient and will not be disclosed by such outside counsel or outside consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; provided, further, that this Section 4.5(c) shall not require the provision of any personal identifying information from one party to the other party; provided, further, that materials provided by Parent or Merger Sub or their counsel may be redacted to remove references concerning the valuation of the Company, privileged communications or other competitively sensitive material.

(d)          Status. Without limiting, and subject to Section 4.5(a), Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall reasonably cooperate with each other in respect to all matters relating to any Governmental Entity in respect of garnering requisite approvals or clearances under applicable Antitrust Laws or any other applicable Law. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other material communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and, to the extent practicable, giving the other party reasonable advance notice of all oral communications with any Governmental Entity relating to Antitrust Laws and promptly notifying the other party of the substance of any oral communication initiated by a Governmental Entity. Each of the Company and Parent shall give each other reasonable advance notice of all meetings with any Governmental Entity relating to the Antitrust Laws, and neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated by this Agreement (other than for purpose of status checks and/or routine clarifications) unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

4.6          Access and Reports. Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that would result in the disclosure of trade secrets of third parties or violate any of its obligations with respect to confidentiality in effect as of the date hereof; (ii) to disclose (A) any information of the Company or any of its Subsidiaries that is subject to the attorney-client privilege; or (B) any information that would violate applicable Law; provided that in the case of clause (A) or (B) the Company shall provide notice describing the general nature of the information so withheld and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the obligation, applicable Law or waive such privilege, including entering into a joint defense agreement, common interest agreement or other similar arrangement; or (iii) to permit Parent or any of its Representatives to conduct any environmental sampling or investigation. All requests for information made pursuant to this Section 4.6 shall be directed to the executive officer of or other Person designated by the Company. Without limiting the foregoing, subject to applicable Law, from and after the date hereof to the Effective Time or the earlier termination of this Agreement, upon the reasonable request of Parent and at reasonable times and upon reasonable prior notice, Parent and members of senior management of the Company will hold meetings no less frequently than once every two weeks to discuss post-Closing plans and progress in connection with obtaining consents, registrations, approvals, permits and authorizations and any other pre-Closing filings; provided that the members of senior management attending each such meeting shall be selected by the Company in its reasonable discretion and such meetings (including the timing thereof and preparation therefor) shall not unreasonably interfere with the normal business or operations of the Company or its Subsidiaries. The Confidentiality Agreement dated as of January 13, 2020 between GI Partners Acquisitions LLC and the Company (the “Confidentiality Agreement”), as amended by Amendment No. 1 thereto, dated August 4, 2021, shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder; provided, that the execution of this Agreement by the Company shall constitute written consent by the Company and the Company Board pursuant to the Confidentiality Agreement to all actions by Parent, Merger Sub and their Representatives permitted or contemplated by this Agreement; provided, further, that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, all non-public or otherwise confidential information provided to GI Partners Acquisitions, LLC or its Representatives before, on or after the date hereof pursuant to this Agreement (including Section 4.15) may be disclosed to, and used in connection with the Debt Financing (as herein defined) by, any Debt Financing Sources (as herein defined) and their respective Representatives, each of whom is and shall be from and after the date of this Agreement a “Representative” of GI Partners Acquisitions, LLC under the Confidentiality Agreement. Parent shall, and shall cause its Representatives to, use commercially reasonable efforts to minimize the disruption to the businesses of the Company and its Subsidiaries resulting from the access provided by this Section 4.6.

4.7          NASDAQ De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and regulations of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

4.8          Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity; provided, that the Company shall be permitted (without consulting with, or obtaining the consent of, Parent) to make such statements and announcements to its employees as the Company shall deem to be reasonably necessary, proper or advisable that consist solely of information previously disclosed in previous press releases or announcements made by Parent and/or the Company in compliance with this Section 4.8. Notwithstanding the foregoing, (a) nothing in this Section 4.8 shall limit the Company’s or the Company Board’s rights under Section 4.2, (b) the Company will no longer be required to consult with Parent in connection with any such press release or public statement that relates to an Acquisition Proposal if the Company Board has effected a Change of Recommendation or shall have resolved to do so, and (c) the requirements of this Section 4.8 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, Parent and its Affiliates and its and their respective Representatives may, without consultation with, or consent of, the Company, make ordinary course disclosures and communications regarding this Agreement and the transactions contemplated hereby in connection with fundraising or other investment related activities or to its current or prospective general or limited partners, equityholders, members, managers or investors, in each case, who are subject to customary confidentiality restrictions.

4.9          Employee Benefits.

(a)          Parent agrees that, for a period ending one (1) year after the Effective Time (or, if shorter, the applicable employee’s period of employment), Parent will cause the Surviving Corporation or any of its Subsidiaries, as applicable, to provide the employees of the Company and its Subsidiaries as of immediately prior to the Effective Time who remain employed immediately following the Effective Time (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) short-term target cash bonus opportunities including annual and quarterly bonus opportunities and sales commission opportunities (but excluding any change-in-control, transaction, equity or equity-based compensation, long-term incentive or retention benefits) that are no less favorable to such employees than those provided to such employees by the Company and its Subsidiaries immediately prior to the Effective Time and having performance targets determined in good faith by Parent after consultation with management, (iii) pension and welfare benefits and perquisites (excluding any defined benefit pension, non-qualified deferred compensation or post-retirement or retiree medical benefits) that are substantially comparable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than those set forth in the Company’s severance agreement with such employees and disclosed on the Company Disclosure Letter, in each case other than as agreed by the applicable employee. Within six (6) months following the Effective Time, Parent will cause the Surviving Corporation and its Subsidiaries to review cash compensation rates applicable to such employees against market compensation data, and will consider in good faith any adjustments in such rates taking into account such data.

(b)          With respect to any employee benefit plan maintained by Parent or any Subsidiary of Parent (collectively, “Parent Benefit Plan”) in which any employee of the Company or its Subsidiaries or the beneficiaries and dependents thereof is otherwise eligible to participate effective as of the Effective Time, Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation to use commercially reasonable efforts to, (i) recognize all service of such employees with the Company or any of its Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or levels of benefits under any post-retirement or post-employment health or welfare plan and except as would result in the duplication of benefits, (ii) waive any eligibility waiting periods and evidence of insurability requirements, and (iii) provide credit for any co-payments and deductibles incurred prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time.

(c)          From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation or any of its Subsidiaries, as applicable, to, honor, in accordance with their terms without amendment, other than as agreed by the applicable employee, all employment, severance and income continuity programs, plans or agreements between the Company or its Subsidiaries and any employee of the Company and its Subsidiaries including bonuses, incentives or severance payments in existence on the date hereof.

(d)          From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation or the Company Benefit Plans to, provide or pay when due to the employees of the Company and its Subsidiaries and any beneficiaries and dependents thereof all benefits and compensation pursuant to the Company Benefit Plans in effect on the date hereof, in each case to the extent earned or accrued through, and to which such individuals are entitled as of, the Effective Time in accordance with the terms of such Company Benefit Plans.

(e)          Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of the Incentive Plan will occur upon the Effective Time.

(f)          Notwithstanding anything to the contrary in this Section 4.9, in respect of each individual currently or formerly employed by the Company or any of its Subsidiaries in Canada, Parent acknowledges that the Surviving Corporation or its Subsidiaries, as applicable, will continue to be bound by the exact same terms of employment and post-employment obligations (if any) actually or contingently owing to such individual by the Company or such of its Subsidiaries as of immediately prior to the Effective Time, to the extent required by applicable Law or Contract. The Surviving Corporation or its Subsidiaries, as applicable, shall be solely liable for any and all amounts payable in respect of such terms of employment and post-employment obligations, including those arising as a result of changes made by the Surviving Corporation or its Subsidiaries, as applicable, to such terms of employment and post-employment obligations.

(g)            Nothing in this Agreement shall confer upon any employee or other service provider any right to employment or engagement, continued employment or engagement, or any term or condition of employment or engagement, with Parent, the Company, the Surviving Corporation or any of their respective Affiliates. In no event shall the terms of this Agreement actually or be deemed to establish, amend, or modify any Company Benefit Plan or any other compensation or benefit plan, policy, program, agreement or arrangement maintained or sponsored by Parent, the Company, the Surviving Corporation or their respective Affiliates. Nothing in this Section 4.9 shall create any third party beneficiary rights in any current or former employee, director, officer, independent contractor or other service provider of the Company or any of its Affiliates (or any beneficiaries or dependents thereof).

4.10         Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent in connection with the transactions contemplated in Article II. Except as otherwise provided in Section 4.5(c) (Antitrust), Section 4.11(b) (Directors’ and Officers’ Insurances) and Section 6.5 (Effect of Termination and Abandonment), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

4.11         Indemnification; Directors’ and Officers’ Insurance.

(a)            For a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”, and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, solely to the extent provided under the articles of organization or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts, in each case, that are in effect on the date hereof. Parent shall cause the Surviving Corporation to also pay expenses (including attorney’s fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, solely to the extent provided under the articles of organization or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts, in each case, that are in effect on the date hereof; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b)            Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the Side A, Side B and Side C coverage parts (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall the Company pay, or the Parent or the Surviving Corporation be required to expend for such policies an aggregate one-time premium cost in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company or the Surviving Corporation, as applicable, shall obtain a “tail policy” with the greatest coverage available for a cost not exceeding such amount.

(c)            If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.11.

(d)            The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.11.

(e)            The rights of the Indemnified Parties under this Section 4.11 shall be in addition to any rights such Indemnified Parties may have under the articles of organization or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of an Indemnified Party as provided in the articles of organization or by-laws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six-year period beginning at the Effective Time.

4.12            Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.13         Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.14         Section 16 Matters. The Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Shares (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.15         Financing Matters.

(a)            Parent acknowledges and agrees that the Company, its Affiliates and their respective Representatives have no responsibility for any financing that Parent may raise in connection with the transactions contemplated by this Agreement. Any offering materials and other documents prepared by or on behalf of or utilized by Parent or its Affiliates or their respective Representatives, or Parent’s financing sources, in connection with Parent’s financing activities in connection with the transactions contemplated by this Agreement which include any information provided by the Company, its Affiliates or their respective Representatives, including any offering memorandum, banker’s book, lender presentation, prospectus or similar document used, or any other written offering materials used, in connection with any debt or securities offering or other financing undertaken by or on behalf of Parent in connection with the Merger and the other transactions contemplated by this Agreement shall include a conspicuous disclaimer to the effect that none of the Company, its Affiliates or their respective Representatives have any responsibility for the content of such document and disclaim all responsibility therefor and shall further include a disclaimer with respect to the Company, its Affiliates and their respective Representatives in any oral disclosure with respect to such financing. Parent and the Company each acknowledge and agree that Parent’s obligation to consummate the transactions contemplated by this Agreement is not subject to any financing condition.

(b)            Prior to the Closing, the Company shall, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause its and their respective non-legal Representatives to, at Parent’s sole cost and expense, provide to Parent and its Subsidiaries all cooperation as is customary and reasonably requested by Parent that is necessary in connection with the arrangement of one or more senior secured debt financings incurred by Parent or its Affiliates in connection with the transactions contemplated by this Agreement (any such financing, a “Debt Financing”) (provided that such requested cooperation does not unreasonably interfere with the business of the Company or any of its Subsidiaries), which cooperation may consist of (i) participation by appropriate members of management of the Company in a reasonable number of meetings (including meeting with prospective lenders), presentations, road shows, due diligence sessions and sessions with rating agencies, in each case, at locations and times reasonably acceptable to the Company and upon reasonable advance notice; (ii) assisting with the preparation of appropriate and customary materials relating to the Company for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily required in connection with a Debt Financing (provided, however, that such rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligors); (iii) executing and delivering definitive agreements negotiated and prepared by Parent and its counsel in respect of a Debt Financing (“Definitive Agreements”) (including one or more credit agreements and related guarantee agreements and the schedules and exhibits thereto) and related certificates and other documents (including a customary certificate of the chief financial officer of, or person performing similar functions for, the Company with respect to solvency matters) as may be reasonably requested by Parent, and to the extent required by such Debt Financing, reasonably assist in facilitating the pledging of, and perfection of security interests in, collateral (including, for the avoidance of doubt, providing stock certificates and stock powers with respect to outstanding certificated common shares (if any) and using commercially reasonable efforts to cause the delivery of stock certificates and stock powers with respect to outstanding certificated shares of the Company’s Subsidiaries (if any), in each case, prior to the Closing Date to be held in escrow pending the Closing) (provided that (A) no such Definitive Agreement, related certificate or pledge shall be effective until the Effective Time, (B) other than the Authorization Letter, none of the Definitive Agreements, related certificates or pledges shall be executed and/or delivered except in connection with the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective directors, officers or employees involved prior to the Closing Date); (iv) furnishing Parent and to any entity that has committed (or will prior to the Closing commit) to provide or arrange or otherwise entered (or enter prior to or in connection with the Closing) into agreements in connection with the Debt Financing in connection with the Merger including the parties to any joinder agreements or credit agreements entered into in connection with the Merger and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns (collectively, together with any prospective provider of all or any portion of the Debt Financing the “Debt Financing Sources”) (provided that neither Parent nor any Affiliate of Parent shall be a Debt Financing Source) as promptly as reasonably practicable following a request therefor, with the financial statements of the Company and its consolidated Subsidiaries and such financial and other information regarding the Company and its Subsidiaries (including customary and reasonably requested due diligence information) as is reasonably available to the Company at such time and is customarily required in connection with the financings of a type similar to such Debt Financing; (v) following Parent’s reasonable request, using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute resolutions or consents of the Company and its Subsidiaries that do not become effective until the Effective Time with respect to entering into the definitive documentation for such Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing; (vi) if requested by Parent, provide, at least three (3) Business Days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries as is reasonably and customarily required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and including, if the Company or any of its subsidiaries qualifies as a “legal entity customer” under beneficial ownership regulation, a beneficial ownership certificate (provided that none of the Company or its Subsidiaries shall be responsible for including in any beneficial ownership certificate information relating to the post-Closing ownership of the Company or its Subsidiaries), to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date; (vii) executing and delivering one or more customary authorization letters in connection with the confidential information memoranda (the “Authorization Letters”) or otherwise that are customarily required in connection with the financings of a type similar to such Debt Financing; and (viii)  on or prior to the Closing Date, use reasonable best efforts to deliver customary payoff letters (the “Payoff Letters”), in form and in substance reasonably satisfactory to Parent and the Debt Financing Sources party to the Definitive Agreements, specifying the aggregate amount required to be paid with respect to the Company’s existing credit facilities under the Loan and Security Agreement dated as of November 13, 2020 (as amended, the “Existing Credit Agreement”), by and among the Company, certain of its Subsidiaries as guarantors, the lenders from time to time party thereto and Wilmington Trust, National Association, as administrative agent (together with such other lien release documentation that may be reasonably required in connection therewith and in form and substance reasonably satisfactory to Parent and the Debt Financing Sources party to the Definitive Agreements) and providing for (A) the discharge, upon payment of such amounts, of any obligations, guarantees and liens under the Existing Credit Agreement, (B) the termination of all borrowing commitments under the Existing Credit Agreement and (C) the release, upon payment of such amounts, of all Liens on and other security interests in the properties and assets of the Company and its Subsidiaries securing the obligations under the Existing Credit Agreement at or substantially simultaneously with the Closing. Notwithstanding anything in this Section 4.15 to the contrary, neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment fee or similar fee in connection with any Debt Financing, (B) result in the Company or any of its Subsidiaries being an issuer or obligor under any Debt Financing prior to Closing or cause their respective directors, officers or employees to incur any personal liability, (C) authorize any resolution or consent to approve or authorize the consummation of a Debt Financing that is effective prior to the Effective Time or to cause any pre-Closing director or officer that do not continue in such role as of Closing to execute or deliver any certificate, document, instrument or agreement (other than any prepayment notices required to be delivered pursuant to the Existing Credit Agreement and the Authorization Letters), (D) provide (or to have any of their respective Representatives provide) any certificates, opinions or representations, in each case, with respect to or in connection with any Debt Financing (other than any prepayment notices required to be delivered pursuant to the Existing Credit Agreement and the Authorization Letters), (E) issue any offering memo, bank book or other similar document, or (F) provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable Law, any confidentiality obligation binding on Company, its Subsidiaries or their respective officers, directors or employees or loss of any attorney-client privilege, in each case, with respect to or in connection with the Debt Financing.

(c)            Nothing in this Section 4.15 shall require the Company’s cooperation to the extent it would require the Company to agree to pay any fees, reimburse any expenses or give any indemnities or incur any other liability or obligation prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries and their Representatives in connection with such cooperation at the request of Parent. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments and penalties suffered or incurred by them in connection with any financing or other securities offering of or on behalf of the Company, Parent or Merger Sub, including as to any information utilized in connection therewith to the fullest extent permitted by applicable Law and with appropriate contribution provided by Parent and Merger Sub to the extent such indemnification is not available, in each case, other than as a result of fraud, bad faith, gross negligence or willful misconduct by the Company, its Affiliates or such Representatives.

(d)            The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with a Debt Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries’ reputation or goodwill.

4.16          Obligations of Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

4.17         Parent Vote. Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the MBCA.

4.18         Cooperation with respect to the Assumption of Continuing Liabilities.

(a)            The Company shall use, and shall cause its Subsidiaries to use, commercially reasonable efforts to comply with its obligations under each of the Earn-out Obligations prior to the Closing. In the event that the Company or any of its Subsidiaries becomes aware of any actual or alleged breach or violation of the terms and conditions of the Earn-out Obligations, the Company shall promptly notify Parent of the same. In no event shall the Company or any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Earn-out Obligation or consent to the same without Parent’s prior written consent.

(b)            In the event that Parent determines to expressly assume the obligations under the CityBase Earn-out Obligation, then, prior to the Closing, the Company shall cooperate with Parent and do and perform or cause to be done and performed, all such further acts and shall execute and deliver all such agreements, certificates, instruments and documents as may be reasonably requested by Parent to evidence the assumption by Parent of the CityBase Earn-out Obligation.

(c)            The Company and Parent shall cooperate with each other and do and perform or cause to be done and performed all such further acts and shall execute and deliver all such agreements, certificates, instruments and documents as may be reasonably requested by Parent to evidence the assumption of the eCivis Earn-out Obligation prior to the Closing.

4.19            Transaction Litigation. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep the other reasonably informed on a current basis with respect to any actions, claims suits or proceedings commenced against the such party to this Agreement or any of such party’s Affiliates or their respective directors or officers relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”). Each of Parent and the Company shall reasonably consult with the other and give consideration to the other’s advice regarding any Transaction Litigation. Without limiting the foregoing, the Company shall (a) give Parent the opportunity to participate in on a regular basis the prosecution or settlement of any Transaction Litigation, (b) afford Parent a reasonable opportunity to review and comment on filings and responses relating thereto and (c) on a current basis, keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto; provided that the Company shall in any event control such defense, settlement or prosecution. In no event shall the Company or its Subsidiaries or any Representative of the Company compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, any matters related to Dissenting Shares shall be governed by Section 2.1(d).

4.20            Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall use its reasonable best efforts to cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective as of immediately prior to (but conditioned on the occurrence of) the Effective Time.

4.21         Tax Matters.

(a)            The Company shall deliver to Parent at or prior to the Closing a duly executed certificate in compliance with Treasury Regulation Section 1.1445-2(c)(3) and Section 1.897-2(h) certifying that the Shares do not constitute a United States real property interest under Sections 897 and 1445 of the Code.

(b)            The parties shall cooperate with each other and provide each other with all information as is reasonably necessary for the parties to satisfy the reporting obligations under Section 6043A of the Code.

ARTICLE V

Conditions

5.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)            Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable Laws and the articles of organization and by-laws of the Company.

(b)            Regulatory Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; and (ii) all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company and Parent shall have been made or obtained (as the case may be), other than (A) any immaterial Governmental Consents the failure to make or obtain would not subject any Person to risk of criminal or other material liability or (B) any Governmental Consents that may be required based on a Governmental Entity being counterparty to a contract entered into by the Company or one of its Subsidiaries.

(c)            Order. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

5.2          Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(b)(i), (ii), (iii), and (iv) (Capitalization) shall be true and correct (except for de minimis inaccuracies) as of the date of this Agreement and Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date (except for de minimis inaccuracies)), (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Organization, Good Standing), Section 3.1(b)(v) (Capitalization), Section 3.1(c) (Corporate Authority; Approval and Fairness), Section 3.1(j) (Takeover Statutes) and Section 3.1(s) (Brokers and Finders) shall be true and correct in all material respects (without regard to any materiality or Company Material Adverse Change qualifications contained therein) as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (iii) the representation and warranty in Section 3.1(f)(ii) (Absence of Changes) shall be true and correct in all respects, and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Change qualifications contained therein as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date)); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a)(iv) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Change.

(b)            Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Change.

(d)            Closing Certificate. The Company shall have delivered to Parent a certificate dated as of the Closing Date and signed by an officer of the Company confirming the matters in Section 5.2(a), Section 5.2(b) and Section 5.2(c).

5.3            Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement in Section 3.2(f) (Capitalization of Merger Sub) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub are not so true and correct unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on Parent and Merger Sub’s ability to consummate the transactions contemplated hereby.

(b)            Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Closing Certificate. Parent shall have delivered to the Company a certificate dated as of the Closing Date and signed by an officer of Parent confirming the foregoing matters in Section 5.3(a) and Section 5.3(b).

5.4            Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or any of the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger, on the failure of a condition set forth in this Article V to be satisfied if such failure was primarily caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as and to the extent required by this Agreement.

ARTICLE VI

Termination

6.1            Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2            Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company by written notice to the other if:

(a)            the Merger shall not have been consummated on or before the date that is six (6) months from the date hereof (the “Outside Date”), whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a); provided, that if, on the Outside Date, one or more of the conditions to Closing set forth in Section 5.1(b) or Section 5.1(c) (to the extent relating to antitrust or competition Laws) shall not have been fulfilled, but all other conditions to Closing shall have been satisfied or waived by the relevant party or parties (other than any condition that by its nature cannot be satisfied until the Closing, but that is reasonably expected to be satisfied at the Closing), then the Outside Date shall, without any further action on the part of the parties hereto, be extended to the date that is twelve (12) months from the date hereof; provided, further, that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

(b)            the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a) shall not have been obtained at the Shareholders Meeting, including any adjournment or postponement thereof; or

(c)            any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a)); provided that the right to terminate this Agreement pursuant to this Section 6.2(c) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such action or event.

6.3            Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by written notice to Parent:

(a)            at any time prior to the time the Company Requisite Vote is obtained, if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement (including Section 4.2(e) (Acquisition Proposals)), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; and (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and pays the Company Termination Fee;

(b)            if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 5.3(a) or 5.3(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement such that Section 5.2(a) or 5.2(b) would not be satisfied); or

(c)            if (i) all conditions to Closing set forth in Section 5.1 and Section 5.2 have been, and continue to be, satisfied (other than any condition that by its nature cannot be satisfied until the Closing but that is reasonably expected to be, and is capable of being, satisfied at Closing), (ii) the Company has provided written notice to the Parent that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement on the date that Closing should occur pursuant to Section 1.2, and (iii) Parent fails to consummate the Closing within three (3) Business Days following the date on which Parent receives such written notice.

6.4            Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent by written notice to the Company:

(a)            if the Company Board (A) shall have made a Change of Recommendation, (B) shall have failed to include the Company Recommendation in the Proxy Statement distributed to shareholders of the Company, (C) shall have recommended, adopted, approved, endorsed, or entered into or publicly proposed to recommend, adopt, approve, or endorse, or enter into any Acquisition Proposal, (D) shall have made any public recommendation in connection with a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act other than a recommendation in a Solicitation/Recommendation Statement on Schedule 14D-9 against such tender offer or exchange offer, other than a communication by the Company Board to the shareholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, (E) if an Acquisition Proposal (other than an Acquisition Proposal subject to Regulation 14D) shall have been publicly announced or disclosed, shall have failed to recommend against such Acquisition Proposal or failed to reaffirm the Company Recommendation on or prior to the earlier of ten (10) Business Days after such Acquisition Proposal shall have been publicly announced or disclosed or two (2) Business Days prior to the Shareholders Meeting or (F) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing; or

(b)            if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 5.2(a) or 5.2(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement such that Section 5.3(a) or 5.3(b) would not be satisfied).

6.5            Effect of Termination and Abandonment.

(a)            Subject to the remainder of this Section 6.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VI, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) subject to Section 6.5(b), no such termination shall relieve the Company of any liability or damages to Parent or Merger Sub resulting from any “willful breach” of this Agreement or fraud and (ii) the provisions set forth in this Section 6.5 and Section 7.1 shall survive the termination of this Agreement. For purposes of this Agreement, “willful breach” shall mean a deliberate act or a deliberate failure to act by a party hereto, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach. Notwithstanding the foregoing, and subject to Section 6.5(c), nothing shall impair the rights of either party, if any, to obtain the relief set forth in Section 7.6 prior to any valid termination of this Agreement.

(b)            In the event that:

(i)            (A) after the date of this Agreement and prior to the termination hereof, an Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Acquisition Proposal”) (a “Company Qualifying Transaction”) shall have been made, proposed or disclosed and not withdrawn, (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 6.2(a) (Outside Date) or 6.2(b) (Company Requisite Vote not Obtained) (provided, that in the case of a termination pursuant to Section 6.2(b), such Acquisition Proposal referred to in clause (i) shall have been publicly made, proposed or disclosed) or by Parent pursuant to Section 6.4(b) (Company Breach), and (C) at any time on or prior to the 12-month anniversary of such termination, the Company enters into a definitive agreement regarding any Company Qualifying Transaction that is subsequently completed at any time, a tender offer that constitutes a Company Qualifying Transaction is commenced and subsequently completed at any time or the Company otherwise completes any Company Qualifying Transaction; or

(ii)            this Agreement is terminated by the Company pursuant to Section 6.3(a) (Superior Proposal); or

(iii)            this Agreement is terminated by Parent pursuant to Section 6.4(a) (Change of Recommendation, etc.);

then the Company shall pay Parent the Company Termination Fee. Any Company Termination Fee due under this Section 6.5(b) shall be paid by wire transfer of immediately available funds to an account provided in writing by Parent to the Company (A) in the case of termination pursuant to clause (i) above, on the date of the consummation of the applicable Company Qualifying Transaction, (B) in the case of termination pursuant to clause (ii) above, as set forth in Section 6.3(a) (i.e., concurrently with such termination) or (C) in the case of a termination pursuant to clause (iii) above, within five (5) Business Days of the date of such termination. For purposes of this Agreement, “Company Termination Fee” means $12,760,000. Notwithstanding anything to the contrary in this Agreement, each of the Company, Parent and Merger Sub acknowledges and agrees that in the event that Parent receives the Company Termination Fee pursuant to this Section 6.5(b), the right of Parent to receive such amount shall constitute the sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement for Parent, the Guarantors, Merger Sub and any of their respective, direct or indirect, former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (the “Parent Non-Recourse Parties”), regardless of the circumstances giving rise to such termination. Upon payment of such amount, together with Enforcement Costs, if any, none of the Company, any of its Subsidiaries or any of their respective, direct or indirect, former, current or future shareholders, directors, officers, employees, agents, Affiliates or assignees (the “Company Non-Recourse Parties”), shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The Company expressly acknowledges and agrees that Parent shall not need to prove damages to receive the Company Termination Fee when it is payable under this Agreement, and hereby irrevocably waives any right to challenge the amount of actual damages represented by the Company Termination Fee. In no event shall Parent be entitled to the Company Termination Fee on more than one occasion.

(c)            If this Agreement is validly terminated pursuant to (x) Section 6.2(a) (Outside Date) at a time when the Company could otherwise terminate pursuant to Section 6.3(b) (Parent Breach) or Section 6.3(c) (Parent Failure to Perform), (y) Section 6.3(b) (Parent Breach), or (z) Section 6.3(c) (Parent Failure to Perform), then Parent shall promptly (and in any event within five (5) Business Days) following such termination pay to the Company $29,770,000 in cash (the “Parent Termination Fee”) in accordance with the payment instructions provided to Parent by the Company. Each of the Company, Parent and Merger Sub acknowledges and agrees that in the event that the Company is entitled to receive the Parent Termination Fee pursuant to this Section 6.5(c), the right of the Company to receive such amount (and any additional amounts pursuant to Section 6.5(d)) shall constitute the sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of this Agreement for the Company Non-Recourse Parties, regardless of the circumstances giving rise to such termination. Upon payment of such amount, none of the Parent Non-Recourse Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The Parent expressly acknowledges and agrees that the Company shall not need to prove damages to receive the Parent Termination Fee when it is payable under this Agreement, and hereby irrevocably waives any right to challenge the amount of actual damages represented by the Parent Termination Fee. In no event shall the Company be entitled to the Parent Termination Fee on more than one occasion. Nothing in this Section 6.5(c) shall impair the Company’s right to obtain specific performance pursuant to Section 7.6; provided, that in no event shall the Company be entitled to receive both (i) payment of the Parent Termination Fee and (ii) specific performance or an injunction to consummate the transactions contemplated hereby.

(d)            The parties acknowledge that the agreements contained in Section 6.5(b) and (c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, notwithstanding anything in this Agreement to the contrary, if either party fails to promptly pay any amount due pursuant to Section 6.5(b) or (c), as applicable, and, in order to obtain such payment, the other party commences a legal proceeding that results in a judgment against the paying party for the amount set forth in Section 6.5(b) or (c), or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its out-of-pocket costs and expenses (including attorneys’ fees) in connection with such legal proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made plus two percent (2%) per annum, compounded quarterly, or a lesser rate that is the maximum permitted by applicable Law (collectively, the “Enforcement Costs”), provided that the aggregate Enforcement Costs payable by either party shall not exceed $500,000 in the aggregate.

ARTICLE VII

Miscellaneous

7.1            Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II, 4.10 (Expenses), 4.11 (Indemnification; Directors’ and Officers’ Insurance) and 4.18 (Acknowledgement and Assumption of Continuing Liabilities) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Sections 4.8 (Publicity), 4.10 (Expenses) and 6.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

7.2            Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that following receipt of the Company Approvals, no amendment shall be made that (a) is prohibited by Section 11.02(e) of the MBCA or (b) by Law or rule or regulation of any stock exchange requires further approval by the shareholders of the Company without such further approval.

7.3            Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, the Company or Parent may (i) waive or extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent, or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.

7.4            Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. An electronic or other copy of a signature shall be deemed an original for purposes of this Agreement.

7.5            GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a)            THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF MASSACHUSETTS ARE MANDATORILY APPLICABLE TO THE MERGER, IN EACH CASE, WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement or the transactions contemplated hereby, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive general jurisdiction of the Business Litigation Session of the Superior Court of Massachusetts sitting in Boston, Massachusetts or, if unavailable, the United States District Court for the District of Massachusetts sitting in Boston, Massachusetts, in the event any dispute arises out of, in connection with or relating to this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising out of, in connection with or relating to this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Business Litigation Session of the Superior Court of Massachusetts sitting in Boston, Massachusetts or, if unavailable, the United States District Court for the District of Massachusetts sitting in Boston, Massachusetts, (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (vi) agrees that it shall not bring any action arising out of, in connection with or relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

7.6            Specific Performance.

(a)            The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement and the Guarantee were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and the Guarantee and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith (including the Guarantee).

(b)            Notwithstanding Section 7.6(a), it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s and Merger Sub’s obligations, pursuant to the terms of this Agreement and the Equity Commitment Letter, to complete the Closing, including to cause Parent to, subject to the terms and conditions set forth in the Equity Commitment Letter, cause the Financing to be funded to fund the Merger Amounts only in the event that (i) Parent fails to consummate the Closing as of the date the Closing should have occurred pursuant to Section 1.2, (ii) the Company shall have irrevocably confirmed to Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement and will consummate the Closing if Parent and Merger Sub perform and (iii) Parent and Merger Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation. Notwithstanding the foregoing, in no event shall the Company or any of its equityholders be entitled to seek the remedy of specific performance of this Agreement directly against any Debt Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

(c)            The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect, waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted, subject to the last sentence of Section 6.5(a) and the last sentence of Section 6.5(c), and (b) nothing contained in this Section 7.6 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter, subject to the last sentence of Section 6.5(a) and the last sentence of Section 6.5(c).

(d)            Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief, and (ii) that the prevailing party in any such action or proceeding to specifically enforce the obligations of Parent to consummate the Closing when required pursuant to the terms of this Agreement shall be entitled to reimbursement of its reasonable and documented out-of-pocket legal costs and expenses associated with seeking such relief, including all reasonable and documented out-of-pocket attorneys’ fees.

7.7            Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by electronic mail:

If to Parent or Merger Sub:

GI Georgia Midco Inc.

c/o GI Partners, L.L.C.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

Attention: David Smolen
Email: david.smolen@gipartneres.com

with copies, which shall not constitute notice, to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Attention: Howard Glazer

Email: Howard.Glazer@ropesgray.com

and

Ropes & Gray LLP

191 North Upper Wacker Drive, 32nd Floor

Chicago, IL 60606

Attention: Neill Jakobe

Email: Neill.Jakobe@ropesgray.com

and

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: Suni Sreepada

Email: Suni.Sreepada@ropesgray.com

If to the Company:

GTY Technology Holdings Inc.

800 Boylston Street, 16th Floor

Boston, MA 02199

Attention: General Counsel

Email: legal@gtytechnology.com

with a copy to

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, CO 80202

Attention: Brian Boonstra

Email: brian.boonstra@dgslaw.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; if delivered by electronic mail, on the date of such transmission, provided that confirmation of such transmission is received within one (1) Business Day; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8            Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Commitment Letter, the Guarantee, the Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT IT (I) HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING, THE COMPANY AND ITS SUBSIDIARIES, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND (II) HAS BEEN FURNISHED WITH, OR GIVEN ACCESS TO, SUCH INFORMATION ABOUT THE COMPANY AND ITS SUBSIDIARIES AS IT HAS REQUESTED. EACH OF PARENT AND MERGER SUB FURTHER ACKNOWLEDGES AND AGREES THAT (I) (A) THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY THE COMPANY ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE IN THIS AGREEMENT, AND (B) NONE OF PARENT OR MERGER SUB HAS RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF THE COMPANY, ITS SUBSIDIARIES OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES, INCLUDING ANY FINANCIAL PROJECTIONS OR ANY INFORMATION PROVIDED BY OR THROUGH THEIR BANKERS, INCLUDING MANAGEMENT PRESENTATIONS, THE COMPANY’S ELECTRONIC DATA ROOM OR OTHER DUE DILIGENCE INFORMATION AND THAT NONE OF PARENT OR MERGER SUB WILL HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH REPRESENTATION OR OTHER INFORMATION, AND (II) ANY CLAIMS PARENT OR MERGER SUB MAY HAVE FOR BREACH OF REPRESENTATION OR WARRANTY SHALL BE BASED SOLELY ON THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN SECTION 3.1 HEREOF (AS MODIFIED BY THE COMPANY REPORTS OR THE COMPANY DISCLOSURE LETTER, AS SUPPLEMENTED OR AMENDED).  FOR THE AVOIDANCE OF ANY DOUBT AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE FINANCIAL PROJECTIONS, THAT PARENT AND MERGER SUB ARE FAMILIAR WITH SUCH UNCERTAINTIES, THAT PARENT AND MERGER SUB ARE TAKING FULL RESPONSIBILITY FOR MAKING THEIR OWN EVALUATION OF THE ADEQUACY AND ACCURACY OF ALL PROJECTIONS SO FURNISHED TO THEM AND ANY USE OF OR RELIANCE BY PARENT AND MERGER SUB ON SUCH PROJECTIONS SHALL BE AT THEIR SOLE RISK, AND PARENT AND MERGER SUB SHALL NOT HAVE ANY CLAIM AGAINST ANYONE WITH RESPECT THERETO.

7.9            No Third-Party Beneficiaries. Except (a) as provided in Section 4.11 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Effective Time, for the provisions of Article II, (c) as provided in Section 7.16 (Debt Financing Matters), (d) for Non-Recourse Affiliates with respect to Section 7.15 (Non-Recourse) and (e) and for the Company Non-Recourse Parties and the Parent Non-Recourse Parties as provided in Section 6.5(b), Section 6.5(c), and Section 6.5(d) (Effect of Termination and Abandonment), Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

7.10          Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.11          Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

7.12          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, that the parties intend that the remedies and limitations thereon (including limitations set forth in Section 6.5(d), the limitations on specific performance and other equitable remedies in Section 7.6 and the limitation on liabilities of any Non-Recourse Affiliate) contained in Article VI and this Article VII be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing.

7.13          Interpretation; Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The term “dollars” and character “$” shall mean United States dollars. For purposes of this Agreement, the term “made available”, with respect to any document or item required to be made available to Parent or Merger Sub as of the date of this Agreement, shall mean such document or item has been provided directly to Parent or its Representatives or made available to Parent or its Representatives in the electronic data room maintained by the Company, in either case at least one day prior to the date of this Agreement, or is included in the Company Reports publicly available on or before the day that is one day prior to the date of this Agreement. The phrase “ordinary course of business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice (including, for the avoidance of doubt, consistent with recent past practice in light of COVID-19). Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)          Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

7.14          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may, at or following the Closing, without the consent of any other party hereto, assign or otherwise transfer its rights, interests or obligations hereunder to one or more of its Affiliates or for collateral purposes to any lender to Parent or its Affiliates (including in connection with any Debt Financing); provided, further, that no such assignment shall relieve Parent or Merger Sub of any of their respective obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

7.15          Non-Recourse. Except as set forth in the Voting Agreements, the Confidentiality Agreement, the Equity Commitment Letter, or the Guarantee, all Actions or obligations (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the parties to this Agreement. No Person who is not a party to this Agreement, including any Company Non-Recourse Party or Parent Non-Recourse Party that is not a party to this Agreement (collectively, the “Non-Recourse Affiliates”), shall have any obligations (whether in Law or in equity, whether in contract or in tort or otherwise) for any Actions or obligations arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Voting Agreements, Confidentiality Agreement, the Equity Commitment Letter or the Guarantee), and, to the maximum extent permitted by Law, each party to this Agreement hereby waives and releases all Actions or obligations arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Voting Agreements, Confidentiality Agreement, the Equity Commitment Letter or the Guarantee) against any such Non-Recourse Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except as otherwise set forth in the Voting Agreements, Confidentiality Agreement, the Equity Commitment Letter or the Guarantee, (a) each party to this Agreement hereby waives and releases any and all rights, Actions or demands that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a party to this Agreement or otherwise impose obligations of a party to this Agreement on any Non-Recourse Affiliates, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Voting Agreements, Confidentiality Agreement, the Equity Commitment Letter or the Guarantee); and (b) each party to this Agreement disclaims any reliance upon any Non-Recourse Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

7.16          Debt Financing Matters. The parties hereto hereby agree that (a) no Debt Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 7.16 shall limit the liability or obligations of the Debt Financing Sources to Parent or its affiliates pursuant to any commitment letter in connection with any Debt Financing in connection with the transactions contemplated by this Agreement obtained by the Parent or its Affiliates on or after the date of this Agreement (a “Debt Commitment Letter”) or any definitive agreements with respect to the Debt Financing), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, any Debt Commitment Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York, (c) no party hereto (other than Parent, Merger Sub or their affiliates (and its or their permitted successors and assigns under any Debt Commitment Letter)) shall bring, permit any of their respective affiliates to bring, or support any other person in bringing, any such claim, suit, action or proceeding in any other court against the Debt Financing Sources, (d) the waiver of rights to trial by jury set forth in Section 7.5(b) applies to any such claim, suit, action or proceeding against any Debt Financing Source, (e) no party hereto (other than Parent, Merger Sub or their affiliates (and its or their permitted successors and assigns under any Debt Commitment Letter)) shall be permitted to bring any claim against any Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any Debt Commitment Letter, (f) no amendment or waiver of Section 7.2 or this Section 7.16 that is adverse to the Debt Financing Sources shall be effective as to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that are party to any Debt Commitment Letter and (g) the Debt Financing Sources are express and intended third party beneficiaries of Section 7.9 and this Section 7.16. This Section 7.16 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. For the avoidance of doubt, Parent, Merger Sub and their affiliates shall have recourse against the Debt Financing Sources pursuant to the terms of any Debt Commitment Letter and any definitive agreements with respect to any Debt Commitment Letter, and nothing in this Section 7.16 shall limit the liability or obligations of the Debt Financing Sources to Parent, Merger Sub or their affiliates pursuant to any Debt Commitment Letter or any definitive agreements with respect to the Debt Financing.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

GTY TECHNOLOGY HOLDINGS INC.

By:	/s/ TJ Parass
	Name:	TJ Parass
	Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

GI GEORGIA MIDCO INC.

By:	/s/ Travis Pearson
	Name:	Travis Pearson
	Title:	President

GI GEORGIA MERGER SUB INC.

By:	/s/ Travis Pearson
	Name:	Travis Pearson
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

Terms	Section

ACA	3.1(h)(vii)
Acceptable Confidentiality Agreement	4.2(c)
Acquisition Proposal	4.2(h)
Action	3.1(g)(i)
Affiliate	3.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	4.2(b)
Antitrust Laws	3.1(d)(i)
Applicable Date	3.1(i)(i)
Articles of Merger	1.3
Authorization Letters	4.15(b)
Bankruptcy and Equity Exception	3.1(c)(i)
Book-Entry Shares	2.1(a)
business day	1.2
Business Day	1.2
By-laws	1.5
CallCo	2.5(a)
Cash Replacement Award	2.3(b)
Certificates	2.1(a)
Change	3.1(a)
Change of Recommendation	4.2(c)
Charter	1.5
Claim	3.2(h)
Closing	1.2
Closing Date	1.2
Code	3.1(h)(iii)
Company	Preamble
CityBase Earn-out Obligation	3.1(w)
Company Approvals	3.1(d)(i)
Company Benefit Plans	3.1(h)(i)
Company Board	Recitals
Company Disclosure Letter	3.1
Company Government Contract	3.1(t)
Company Government Subcontract	3.1(t)
Company Intellectual Property	3.1(n)(ii)
Company Material Adverse Change	3.1(a)
Company Material Contract	3.1(q)(i)(O)
Company Material Contracts	3.1(q)(i)(O)
Company Non-Recourse Parties	6.5(b)
Company Qualifying Transaction	6.5(b)(i)

Company Recommendation	Recitals
Company Reports	3.1(e)(i)
Company Requisite Vote	3.1(c)(i)
Company Termination Fee	6.5(b)
Confidentiality Agreement	4.6
Contract	3.1(d)(ii)
Control	3.1(a)
Controlled By	3.1(a)
COVID-19	3.1(a)
COVID-19 Measures	3.1(a)
Credit Suisse	3.1(c)(iii)
D&O Insurance	4.11(b)
Debt	3.2(h)
Debt Commitment Letter	7.16
Debt Financing	4.15(b)
Debt Financing Sources	4.15(b)
Definitive Agreements	4.15(b)
Dissenting Shares	2.1(d)
Dollars	7.13(a)
Earn-Out Obligations	3.1(w)
eCivis Earn-out Obligation	3.1(w)
Effective Time	1.3
Enforcement Costs	6.5(d)
Environmental Law	3.1(k)
ERISA	3.1(h)(i)
Equity Commitment Letter	3.2(e)(i)
Equity Investor	3.2(e)(i)
Equity Investors	3.2(e)(i)
Exchange Fund	2.2(a)
Exchangeco 1	2.5(a)
Exchangeco 1 Book-Entry Shares	2.5(a)
Exchangeco 1 Certificates	2.5(a)
Exchangeco 1 Share	2.5(a)
Exchangeco 2	2.5(b)
Exchangeco 2 Book-Entry Shares	2.5(b)
Exchangeco 2 Certificates	2.5(b)
Exchangeco 2 Shares	2.5(b)
Excluded Share	2.1(b)
Excluded Shares	2.1(b)
Existing Credit Agreement	4.15(b)
Financing	3.2(e)(i)
GAAP	3.1(a)(G)
Government Antitrust Entity	4.5(b)(ii)
Governmental Consents	5.1(b)
Governmental Entity	2.2(d)
Governmental Order	3.1(a)

Governmental Rule	3.1(t)(vi)
Guarantee	Recitals
Guarantor	Recitals
Guarantors	Recitals
Hazardous Substance	3.1(k)
HSR Act	3.1(d)(i)
Incentive Plan	2.3(a)
Indemnified Parties	4.11(a)
Indemnified Party	4.11(a)
Insurance Policies	3.1(p)
Intellectual Property	3.1(n)
International Trade Laws	3.1(i)(ii)
Intervening Event	4.2(j)
Investment Canada Act	3.1(x)
IRS	3.1(a)
ITA	3.1(h)(iv)
IT Assets	3.1(n)
Knowledge	3.1(g); 3.2
Laws	3.1(i)(i)
Leased Real Property	3.1(r)(i)
Licenses	3.1(i)(iv)
Lien	3.1(b)(ii)
Made Available	7.13(a)
Massachusetts Secretary of State	1.3
Material Customers	3.1(u)
Material Intellectual Property	3.1(n)(i)
Material Suppliers	3.1(u)
MBCA	1.1
Merger	Recitals
Merger Amounts	3.2(e)(iii)
Merger Sub	Preamble
NASDAQ	3.1(d)(i)
Non-Recourse Affiliates	7.15
Non-U.S. Plan	3.1(h)(iv)
OFAC	3.1(i)(ii)
Open Source Software	3.1(n)
Option Consideration	2.3(a)
Order	5.1(c)
Ordinary Course of Business	7.13(a)
Outside Date	6.2(a)
Parent	Preamble
Parent Approvals	3.2(c)(i)
Parent Benefit Plan	4.9(b)
Parent Disclosure Letter	3.2
Parent Non-Recourse Parties	6.5(b)
Parent Termination Fee	6.5(c)

Paying Agent	2.2(a)
Payoff Letters	4.15(b)
Pension Plan	3.1(h)(iii)
Per Share Merger Consideration	2.1(a)
Permitted Liens	3.1(r)(ii)
Permitted Tax Liens	3.1(l)(iv)
Person	2.2(d)
Personal Data	3.1(o)
Present Fair Salable Value	3.2(h)
Privacy Obligations	3.1(o)
Process	3.1(o)
Processing	3.1(o)
Proxy Statement	4.3(a)
Real Property Leases	3.1(r)(i)
Representatives	3.1(y)
Restricted Stock Unit	2.3(b)
RSU Consideration	2.3(b)
Sanctioned Country	3.1(i)(v)
Sanctioned Person	3.1(i)(v)
Sanctions	3.1(i)(v)
SEC	3.1
Securities Act	3.1(e)(i)
Security Breach	3.1(o)
Sensitive Data	3.1(o)
Share	2.1(a)
Shares	2.1(a)
Software	3.1(n)
Solvency	3.2(h)
Solvent	3.2(h)
SOX	3.1(e)(i)
Stock Option	2.3(a)
Shareholders Meeting	4.4
Subsidiary	3.1(a)
Superior Proposal	4.2(i)
Surviving Corporation	1.1
Surviving Corporaiton Shares	2.1(c)
Takeover Statute	3.1(j)
Tax	3.1(l)
Tax Authority	3.1(l)
Tax Return	3.1(l)
Taxes	3.1(l)
Transaction Litigation	4.19
Under Common Control With	3.1(a)
Unvested RSU	2.3(b)
U.S. Plan	3.1(h)(iv)
Vested RSU	2.3(b)

Voting Agreement	Recitals
Warrant	2.4
Warrant Agreement	2.4
Willful Breach	6.5(a)

EXHIBIT A

[See attached]

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FORM OF ARTICLES OF ORGANIZATION OF SURVIVING CORPORATION

The Commonwealth of Massachusetts

William Francis Galvin

Secretary of the Commonwealth

One Ashburton Place, Boston, Massachusetts 02108-1512

Articles of Organization

(General Laws Chapter 156D, Section 2.02; 950 CMR 113.16)

ARTICLE I

The exact name of the corporation is:

GTY Technology Holdings Inc.

ARTICLE II

Unless the articles of organization otherwise provide, all corporations formed pursuant to G.L. Chapter 156D have the purpose of engaging in any lawful business. Please specify if you want a more limited purpose:

ARTICLE III

State the total number of shares and par value, * if any, of each class of stock that the corporation is authorized to issue. All corporations must authorize stock. If only one class or series is authorized, it is not necessary to specify any particular designation.

WITHOUT PAR VALUE		WITH PAR VALUE
TYPE	NUMBER OF SHARE	TYPE	NUMBER OF SHARE	PAR VALUE
		Common	400,000,000	$0.0001
		Preferred	25,000,000	$0.0001

*G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.

ARTICLE IV

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

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The total number of shares of all classes of capital stock which the corporation shall be authorized to issue is 425,000,000 shares of which 400,000,000 shall be common stock, par value $0.0001 per share (the “Common Stock”) and 25,000,000,000 shall be preferred stock, par value $0.0001 per share (the “Preferred Stock”).

A. Common Stock

1. Unless and until the Corporation has issued shares of Preferred Stock having the right to vote in the election of Directors of the Corporation and other mailers requiring action by the Corporation's shareholders, the holders of shares of Common Stock shall have the exclusive right to vote for the election of Directors or submitted to the shareholders for action, except as may otherwise be determined by votes of the Directors pursuant to Article IV hereof or as otherwise may be required by applicable law, and each share of Common Stock shall entitle the holder thereof to one vote.

2. The holders of shares of Common Stock shall be entitled to receive, to the extent permitted by applicable law, such dividends as may be from time to time declared by the Directors.

3. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Common Stock shall be entitled to receive the net assets of the Corporation, after the Corporation shall have satisfied or made provision for the satisfaction of its debts and obligations and for the payment to holders of shares of any class or series of capital stock of the Corporation having preferential rights to receive distributions of the Corporation's net assets.

B. Preferred Stock

1. The Corporation’s Board of Directors shall be authorized, without further shareholder approval and subject to any limitations prescribed by applicable law, to provide for the issuance of shares of Preferred Stock in such class or series as may be determined by the Board of Directors by filing Articles of Amendment or Restated Articles of Organization pursuant to the law of the Commonwealth of Massachusetts to establish from time to time the number of shares to be included in each such class or series, and to fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof.

2. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or any class or series thereof unless a vote of any such holders is required pursuant to the terms of any Preferred Stock provided in any such Articles of Amendment or Restated Articles of Organization. In case the number of shares of ay class or series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

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C. Approval by Shareholders of Certain Actions.

1. Choice of Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and the United States District Court for the District of Massachusetts sitting in Boston, Massachusetts shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act, the articles of organization or the bylaws of the Corporation or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendant therein, except that the United States District Court of Massachusetts in Boston shall be the sole and exclusive forum for any claim arising under the Securities Act of 1933, as amended, or any claim for which such other courts do not have subject matter jurisdiction, including, without limitation, any claim arising under the securities Exchange Act of 1934, as amended.

ARTICLE V

The restrictions, if any, imposed by the articles of organization upon the transfer of shares of any class or series of stock are:

None.

ARTICLE VI

Other lawful provisions, and if there are no such provisions, this article may be left blank.

The Corporation shall have all lawful powers of a corporation organized pursuant to the MBCA. In addition to, and not in limitation of, thereof:

(a)  the Corporation shall have the right, power and authority to carry on any business, operation or activity to the same extent as might an individual, whether as a principal, agent, contractor, or otherwise, and either alone or in conjunction, joint venture, partnership or other arrangement with any other entity or natural person;

(b)  the Corporation shall have the right, power and authority to carry on any lawful business, operation or activity through one or more direct or indirect subsidiaries, whether wholly-owned or owned in part;

(c)  the Corporation shall have the right, power and authority to be a partner in any business enterprise which the Corporation would have the power to conduct directly or through a direct or indirect subsidiary;

(d)  The Board of Directors may make, amend, restate or repeal the Bylaws of the Corporation, in whole or in part, except with respect to any provision of such Bylaws which, by law or the terms of such Bylaws, requires the approval of the shareholders;

(e)  Meetings of the shareholders of the Corporation may be held anywhere in the United States;

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(f)  No shareholder shall have the right to examine any property or any books, accounts or other writings of the Corporation if there is a reasonable ground for belief that such examination will, for any reason, be adverse to the interests of the Corporation. A vote of the Directors, refusing permission to make such examination and setting forth that in the opinion of the Directors such examination would be adverse to the interests of the Corporation, shall be prima facie evidence that such examination would be adverse to the interests of the Corporation. Every such examination shall be subject to such reasonable regulations as the Directors may establish with respect thereto.

(g)  The Directors may specify the manner in which the accounts of the Corporation shall be kept and may determine what constitutes net earnings, profits and surplus, what amounts, if any, shall be reserved for any corporate purpose, and what amounts, if any, shall be declared as dividends. Unless the Directors specify otherwise, the excess of the consideration paid for any shares of capital stock with par value issued by it over such par value shall be paid-in surplus. The Directors may allocate to capital stock less than all of the consideration paid for any share of the Corporation's capital stock without par value issued by the Corporation, in which case the balance of such consideration shall be paid-in surplus. All surplus shall be available for any corporate purpose, including the payment of dividends.

(h)  The Directors shall have the power to fix from time to time their compensation. No person shall be disqualified from holding any office by reason of any interest. In the absence of fraud, any Director, officer, or shareholder or the Corporation, individually, or any individual having any interest in any concern which is a shareholder of the Corporation, or any concern in which any of such Directors, officers, shareholders or individuals has any interest, may be a party to or may be pecuniary or otherwise interested in, any contract, transaction or other act of the Corporation, and

(1)  Such contract, transaction or act shall not be in any way invalidated or otherwise affected by that fact;

(2) No such Director, officer, shareholder or individual shall be liable to account to the Corporation for any profit or benefit realized through any such contract, transaction or act; and

(3) Any such Director of this Corporation may be counted in determining the existence or a quorum at any meeting of the Board of Directors or of any committee of the Board or Directors which shall authorize any such contract, transaction or act, and may vote to authorize the same;

Provided, however, that any contract, transaction or act in which any Director or officer of the Corporation is so interested individually or as a director, officer, trustee or member of any concern which is not a direct or indirect subsidiary or affiliate or the Corporation, or in which any directors or officers arc so interested as holders, collectively, of a majority or the shares or capital stock or other beneficial interest at the time outstanding in any concern which is not a direct or indirect subsidiary or affiliate of the Corporation, shall be duly authorized or ratified by a majority or the Directors who are not so interested, to whom the nature of such interest has been disclosed and who have made any findings required by law;

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For the purposes of this Article (a) the term "interest" shall mean and include any personal interest and any interest as a director, officer, stockholder, shareholder, trustee, member or beneficiary of any concern; (b) the term "concern" shall mean and include any corporation, association, trust, partnership, limited liability company, firm, person or other entity other than this Corporation; and (c) the phrase "subsidiary or affiliate" shall mean and include any concern in which a majority of the directors, trustees, partners or controlling persons is elected or appointed by the Directors of this Corporation or is constituted or the Directors or officers of this Corporation.

To the extent permitted by law, the authorizing or ratifying vote or the holders or a majority of the shares of each class of the capital stock of the Corporation outstanding and entitled to vote for Directors at an annual meeting or special meeting duly called for the purpose (whether such vote is passed before or after judgment is rendered in a suit with respect to such contract, transaction or act) shall validate any contract, transaction or act of this Corporation, or of the Board of Directors or any committee thereof, with regard to all shareholders of this Corporation, whether of record at the time or such vote, and with regard to all creditors and other claimants of this Corporation; provided, however, that:

(A)	with respect to the authorization or ratification of any contract, transaction or act in which any of the Directors, officers or shareholders or this Corporation have an interest, the nature of such contract, transaction or act and the interest of any Director, officer or shareholder therein shall be summarized in the notice of any such annual or special meeting, or in a statement or letter accompanying such notice, and shall be fully disclosed at any such meeting;

(B)	the shareholders so voting shall have made any findings required by law;

(C)	shareholders so interested may vote at any such meeting except to the extent otherwise provided by law; and

(D)	any failure or the shareholders to authorize or ratify any such contract, transaction or act shall not be deemed in any way to invalidate the same or to deprive the Corporation, its Directors, officers or employees or their right to proceed with such contract, transaction or act.

No contract, transaction or act of the Corporation shall be avoided by reason or any provision of this paragraph (i) which would be valid except for any such provision or provisions.

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(i)  No Director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director to the extent provided by applicable law notwithstanding any provision or law imposing such liability; provided, however, that to the extent, and only to the extent, required by the MBCA (or any successor thereto), this provision shall not eliminate or limit the liability of a Director (i) for breach of the Director's fiduciary duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the MBCA, or (iv) for any transaction from which the Director derived an improper personal benefit. This provision shall not be construed in any way so as to impose or create liability. The foregoing provisions of this Article VI, paragraph (j) shall not eliminate the liability of a Director for any act or omission occurring prior to the date on which this Article VI, paragraph (j) becomes effective. No amendment to or repeal of this Article VI, paragraph (j) shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

(j)  The Directors may, to the full extent permitted by the MBCA and applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VI; and (b) to indemnify and/or insure directors, officers and employees against liability to the fullest extent permitted by the MBCA and applicable law.

(k)  The Bylaws of the Corporation may, but shall not be required to, provide that in a meeting of shareholders other than a "Contested Election Meeting (as defined below), a nominee for Director shall be elected to the Board of Directors only if the votes cast "for'' such nominee's election exceed the votes cast "against" such nominee's election, with "abstentions," "broker non-votes" and "withheld votes" not counted as a vote "for" or "against" such nominee's election. In a Contested Election Meeting, Directors shall be elected by a plurality of the votes cast at such Contested Election Meeting. A meeting of shareholders shall be a "Contested Election Meeting" if there arc more persons nominated for election as Directors at such meeting than there are Directors to be elected at such meeting, determined as of the tenth day preceding the date of the Corporation's first notice to shareholders of such meeting pursuant to the Corporation's Bylaws (such date, the "Determination Date"); provided, however, that if, in accordance with the Corporation's Bylaws, shareholders are entitled to nominate persons for election as Director for a period of time that ends after the otherwise applicable determination Date, the Determination Date shall be as of the day immediately following the end of such period.

(l)  Any action required or permitted to be taken at any annual or special meeting of the shareholders of the Corporation may be taken without a meeting by the written consent of shareholders having not less than the minimum number of votes necessary to take such action at a meeting of the shareholders at which all shareholders entitled to vote thereon are present and voting.

A-1-7

(m)  No amendment or repeal of any provision of these Restated Articles of Organization the Corporation's Bylaws contemplating the indemnification of any Director or officer of the Corporation or of the relevant provisions of M.G.L. Chapter 156D shall affect or diminish the rights of any indemnified Director or officer with respect to any action or proceeding arising out of or relating to any actions occurring prior to the final adoption of such amendment or repeal. If the Massachusetts Business Corporation Act is subsequently amended to increase the scope of permitted indemnification, indemnification hereunder shall be provided to the full extent permitted or required by such amendment.

Note: The preceding six (6) articles are considered to be permanent and may be changed only by filing appropriate articles of amendment.

ARTICLE VII

The effective date of organization of the corporation is the date and time the articles were received for fi ling if the articles are not rejected within the time prescribed by law. If a later effective date is desired, specify such date, which may not be later than the 90th day after the articles are received for filing:

ARTICLE VIII

The information contained in this article is not a permanent part of the articles of organization.

a.	The street address of the initial registered office of the corporation in the commonwealth:

82 Wendell Ave. Suite 100, Pittsfield, MA 01201, Berkshire County

b.	The name of its initial registered agent at its registered office:

Registered Agents Inc.

c.	The names and street addresses of the individuals who will serve as the initial directors, president, treasurer and secretary of the corporation (an address need not be specified if the business address of the officer or director is the same as the principal office location): 4 Embarcadero Center, Suite 3200, San Francisco, CA 94111

President: Travis Pearson

Treasurer: Sendil Rajendran

Secretary: David Smolen

Director(s): David Smolen

Sendil Rajendran

Travis Pearson

d. The fiscal year end of the corporation:

December 31

e. A brief description of the type of business in which the corporation intends to engage:

Merger entity

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f. The street address of the principal office of the corporation: 4 Embarcadero Center, Suite 3200, San Francisco, CA 94111

g. The street address where the records of the corporation required to be kept in the commonwealth are located is:

82 Wendell Ave. Suite 100, Pittsfield, MA 01201, Berkshire County, which is (number, street, city or town, state, zip code)

☐ its principal office;

☐ an office of its transfer agent;

☐ an office of its secretary/assistant secretary;

☒ its registered office.

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